FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Ye  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January - June 2017	2

FINANCIAL HIGHLIGHTS

•	Growth acceleration across the board in main financials and KPIs.

•	Customer base quality improvement: LTE (1.6x y-o-y), smartphones (+19%), FTTx & cable (+19%) and mobile contract (+5%).

•	Revenues totaled €12,960m in the quarter (+1.9% y-o-y reported) and increased 3.1% organic (+1.6 p.p. vs. the first quarter), accelerating service revenue growth (+2.9%; +1.2 p.p.) and handset sales (+5.2%; +6.8 p.p.).

•	Double-digit growth in mobile data revenues continued (+17.8% y-o-y in organic terms).

•	OIBDA (€4,158m; +6.1% y-o-y) growth accelerated to 7.2% y-o-y organic vs. 1.3% in the first quarter. The OIBDA margin stood at 32.1% (+1.2 p.p. y-o-y in organic terms).

•	Underlying OIBDA in the quarter excluded €25m restructuring costs (€4,183m; +5.5% y-o-y).

•	Operating Cash Flow excluding spectrum (€2,273m) improved its organic growth by 8.6 p.p. vs. the first quarter to reach 17.5% year-on-year.

•	Net income totaled €821m (+18.4% y-o-y) and earnings per share €0.15 (+16.3%). In underlying terms, net income totaled €1,092m (+23.6%) and earnings per share €0.20 (+21.9%).

•	Ongoing Company transformation.

•	CapEx (€3,507m in January-June): mainly devoted to UBB network expansion, simplification, digitalisation and cognitive intelligence. As of June, 41.2m premises passed with FTTx & cable and LTE coverage of 68%.

•	Progress in de-leveraging.

•	Free cash flow in first the half year reached €1,620m (2x y-o-y).

•	Net debt stood at €48,487m at the end of June and decreased €3,706m vs. June 2016.

•	T. España improved service revenues (-0.8% y-o-y in organic terms in the quarter; +0.8 p.p. vs. the first quarter) and OIBDA (-1.5%; +0.9 p.p.); operating cash flow grew a solid 7.8%.

•	T. Brasil accelerated revenue growth in the quarter (+1.8% y-o-y in organic terms) and maintained solid performance in OIBDA (+7.0%) and operating cash flow (+11.6%), levered on margin expansion.

•	T. Deutschland posted in April-June solid commercial momentum, OIBDA growth acceleration (+3.8% y-o-y in organic terms) and margin expansion (+1.9 p.p.).

•	T. UK; revenues and OIBDA accelerated their pace of growth in April-June (+2.6% and +3.9% y-o-y in organic terms respectively) and the operating cash flow returned to growth (+5.3%).

•	T. Hispanoamérica in the quarter reported strong growth acceleration in revenues (+15.5% y-o-y in organic terms) and OIBDA (+20.9%) and a significant operating cash flow evolution (+71.8%).

•	The Company upgrades guidance and reiterates the dividend announced for 2017.

•	Revenue guidance upgraded to growth >1.5% (vs. stable previously), despite the negative impact from regulation (approximately 1.2 p.p.).

•	OIBDA margin guidance (y-o-y expansion up to 1 p.p.) and CapEx/Sales excluding spectrum (around 16%) reiterated.

Comments from José María Álvarez-Pallete, Executive Chairman:

“During the second quarter of the year we have accelerated organic growth through the execution of our structural quality-based strategy, which was reflected in the strong competitive positioning in our main markets. Moreover, we continued to make progress in our transformation towards becoming a platform Company, with CapEx devoted to UBB networks, underpinning E2E digitalization and cognitive intelligence, with a differential value proposition for customers. All this, with a stronger balance sheet, after doubling Free Cash Flow in the last twelve months and reducing net debt by 5 billion euros, when considering the sale of the stake in Telxius.

The strength and better business trends in the first half of the year, as well as being well-positioned to continue capturing sustainable growth in the coming quarters, allow us to upgrade our guidance for 2017”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Chg				April - June	% Chg
	2017	Reported		Organic		2017	Reported		Organic
Revenues	26,091	3.4		2.3		12,960	1.9		3.1
Telefónica España	6,226	(2.3)		(2.3)		3,160	(2.0)		(1.9)
Telefónica Deutschland	3,542	(4.1)		(4.1)		1,771	(3.4)		(3.4)
Telefónica UK	3,208	(7.4)		2.3		1,607	(6.2)		2.6
Telefónica Brasil	6,193	21.8		1.7		3,028	14.1		1.8
Telefónica Hispanoamerica	6,419	6.7		12.3		3,134	5.9		15.5
Other companies & eliminations	504	(16.9)		(8.5)		259	(23.5)		(12.9)
Telxius	370	27.1		8.3		182	18.7		11.4

OIBDA	8,179	5.5		4.3		4,158	6.1		7.2
Telefónica España	2,425	(5.0)		(1.9)		1,282	(1.6)		(1.5)
Telefónica Deutschland	861	2.1		2.7		461	2.2		3.8
Telefónica UK	849	(7.4)		2.2		433	(5.0)		3.9
Telefónica Brasil	2,138	30.1		7.2		1,034	23.3		7.0
Telefónica Hispanoamerica	1,796	5.7		13.5		892	6.9		20.9
Other companies & eliminations	110	10.2		(7.7)		56	55.4		108.5
Telxius	179	78.0		11.1		87	17.8		7.9

OIBDA margin	31.3%	0.6	p.p.	0.6	p.p.	32.1%	1.3	p.p.	1.2	p.p.
Telefónica España	38.9%	(1.1	p.p.)	0.1	p.p.	40.6%	0.2	p.p.	0.2	p.p.
Telefónica Deutschland	24.3%	1.5	p.p.	1.6	p.p.	26.1%	1.4	p.p.	1.9	p.p.
Telefónica UK	26.5%	(0.0	p.p.)	(0.0	p.p.)	27.0%	0.3	p.p.	0.3	p.p.
Telefónica Brasil	34.5%	2.2	p.p.	1.8	p.p.	34.1%	2.5	p.p.	1.7	p.p.
Telefónica Hispanoamerica	28.0%	(0.3	p.p.)	0.3	p.p.	28.5%	0.3	p.p.	1.3	p.p.

Operating Income (OI)	3,370	9.3		12.2		1,800	14.9		19.0

Net income attributable to equity holders of the Parent	1,600	28.9				821	18.4
Basic and diluted earnings per share (euros)	0.29	30.3				0.15	16.3

CapEx	3,507	(4.0)		(5.7)		1,886	(3.7)		(3.3)
Telefónica España	704	(21.2)		(20.6)		371	(19.8)		(18.6)
Telefónica Deutschland	435	0.5		1.3		226	6.3		6.9
Telefónica UK	434	4.4		15.4		209	(6.5)		2.4
Telefónica Brasil	915	15.5		(3.6)		518	16.6		2.7
Telefónica Hispanoamerica	923	(9.4)		(6.2)		493	(11.5)		(3.9)
Other companies & eliminations	96	(5.7)		(2.6)		68	17.4		22.4
Telxius	56	29.2		24.8		44	85.7		86.0

Spectrum	4	(57.9)		(56.3)		1	(93.8)		(95.8)
Telefónica España	—	—		—		—	—		—
Telefónica Deutschland	1	(79.8)		(79.8)		0	(78.7)		(78.7)
Telefónica UK	—	—		—		—	—		—
Telefónica Brasil	—	—		—		—	—		—
Telefónica Hispanoamerica	4	n.m.		n.m.		0	n.m.		n.m.

OpCF (OIBDA-CapEx)	4,672	13.9		13.0		2,272	16.0		17.5
Telefónica España	1,720	3.7		8.0		910	8.5		7.8
Telefónica Deutschland	426	3.8		4.0		235	(1.4)		1.2
Telefónica UK	415	(17.3)		(8.7)		224	(3.6)		5.3
Telefónica Brasil	1,223	43.7		17.0		515	30.9		11.6
Telefónica Hispanoamerica	873	28.2		43.2		399	44.0		71.8
Other companies & eliminations	14	c.s.		(30.5)		(12)	(45.1)		(71.5)
Telxius	123	115.5		5.7		43	(14.0)		(23.9)

-	Reconciliation included in the excel spreadsheets.

Notes:

-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
-	OIBDA and OI are presented before brand fees and management fees.
-	Telxius financials are fully reported in Other Companies & Eliminations in T. Group since 1 January, 2017, reflecting the final integration into Telxius of the mobile communications towers transferred from T. España, T. Deutschland, T. Brasil and T. Hispanoamérica segments and the international submarine fiber optic cable (which was already being reported within Other Companies and Eliminations). As a consequence, 2017 reported figures for these segments follow the same criteria. In addition, 2016 segment results have been revised to reflect the different dates of asset integration into Telxius, affecting T. España (since 1 January, 2016), T. Deutschland (since 1 May, 2016), T. Brasil (since 1 April, 2016) and T. Hispanoamérica (T. Perú since 1 April 2016 and T. Chile since 1 May 2016). Organic y-o-y changes on segments reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the segments do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

The financial information related to January-June 2017 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

During the quarter, the quality of the Telefónica Group’s customer base continued improving, as reflected by average revenue per customer increase (+3.1% y-o-y in organic terms; +1 p.p. vs. January-March) and churn reduction (-0.2 p.p. vs. the first quarter). Total accesses stood at 346.2m at June and remained stable y-o-y.

The Company remained focused on increasing the weight of higher-value services. Thus, i) LTE customers totalled 81.6m (1.6x y-o-y) with quarterly net additions of 6.1m and 32% penetration (+12 p.p. y-o-y); ii) mobile contract accesses stood at 112.6m (+5% y-o-y) with quarterly net additions of 1.2m (1.9x vs. January-March) and accounted for 41% of the total (+2 p.p. y-o-y); iii) smartphones (+19% y-o-y; 155.1m) achieved 61% penetration (+10 p.p. y-o-y) and quarterly net additions of 3.6m (2.1x y-o-y); iv) FTTx and cable customers (10.0m) grew 19% vs. June 2016 and accounted for 47% of the total fixed broadband accesses (+7 p.p. y-o-y), reaching a coverage of 41.2m premises passed (+14% y-o-y); and v) Pay TV accesses improved sequentially and returned to post positive net additions in the quarter (+56k) for the first time since the second quarter of 2016.

In the second quarter, revenues (€12,960m) increased 1.9% y-o-y (€26,091m in the first half; +3.4%). In organic terms, revenue growth accelerated to 3.1% (+1.6 p.p. vs. January-March; +2.3% y-o-y growth in the first six months) with improved trends across the board. Excluding the negative impact of regulation, organic revenues would have risen 4.1% y-o-y in the second quarter (+3.3% in January-June).

Also, growth accelerated in service revenues (+2.9% y-o-y organic; +1.2 p.p. vs. the first quarter) and handset sales (+5.2%; +6.8 p.p.).

Mobile data revenues continued to be a key growth driver and improved their pace of growth in the second quarter to 17.8% y-o-y in organic terms (+15.7% organic in the first half), increasing their weight over mobile service revenues by 6 p.p. to 60%.

Separately, given the absence of official exchange rates representative of the economic situation in Venezuela, the Company has considered the need to estimate a synthetic exchange rate that matches the progression of inflation to reflect the economic and financial position of the Group’s subsidiaries in Venezuela in a more accurate way. This rate has been fixed at 3,547 VEF/USD at the end of June 2017, affecting the January-June 2017 results reported by the Company. This new exchange rate reversed the positive contribution of exchange rates in the first quarter, which became negative in the second quarter, detracting 0.8 p.p. and 1.3 p.p. to the y-o-y growth of revenues and OIBDA respectively. Excluding Venezuela, the contribution would have been positive (+1.5 p.p. in revenues and +1.8 p.p. in OIBDA in the quarter) on the back of the appreciation of most Latin American currencies vs. the euro, particularly the Brazilian real.

Mobile data traffic in the quarter maintained a strong pace of growth (+83% y-o-y), underpinned by LTE traffic, which accounted for 50% of the total (+19 p.p. y-o-y) with higher average use (+59% in January-June) and ARPU around 10% higher in the first half. The average traffic per customer has thus reached 1.3GB per month (+52% y-o-y).

Operating expenses (€9,048m in April-June; -0.2% y-o-y) grew 1.2% y-o-y in organic terms due to higher network and system costs and increased personnel expenses, mostly associated with inflationary pressures in some Latin American countries, despite the savings linked to redundancy programmes and lower supplies (interconnection savings). Operating expenses in January-June amounted to €18.396m and grew 2.1% y-o-y (+1.1% organic). The average headcount in the first half totalled 126,388 employees (-6.3% y-o-y).

In the second quarter, a provision for restructuring costs amounting to €25m (primarily T. Deutschland) affected “personnel expenses” in €11m and “other net income/expense” in €14m. In the second quarter of 2016, the provision for restructuring costs amounted to €42m (primarily in T. Brasil and T. Deutschland).

Operating income before depreciation and amortisation (OIBDA) totalled €4,158m in the second quarter, growing 6.1% vs. April-June 2016 (€8,179m in the first half of the year; +5.5% y-o-y).

In organic terms, OIBDA growth accelerated to 7.2% y-o-y (+1.3% in the first quarter), with an improved contribution from all the segments, reflecting the acceleration of revenues, costs containment efforts, synergy capture and efficiencies arising from the transformation process. Excluding the impact of the regulation, OIBDA would have risen 8.9% y-o-y organic in the quarter.

Underlying OIBDA (€4,183m), which excluded restructuring costs, increased 5.5% vs. April-June 2016.

OIBDA margin stood at 32.1% in the second quarter, reflecting a y-o-y expansion (+1.3 p.p. reported; +1.2 p.p. organic). In January-June, the margin reached 31.3% (+0.6 p.p. reported; +0.6 p.p. organic).

Depreciation and amortisation (€2,358m) grew 0.3% y-o-y in the quarter; -0.9% in organic terms.

Thus, operating income (OI) (€1,800m) increased y-o-y by 14.9% in April-June (+19.0% organic vs. +5.2% in the first quarter). In the first six months, operating income (€3,370m) increased by 9.3% (+12.2% organic).

Net financial expenses in January-June (€1,197m) decreased compared with the same period in the previous year (€1,320m), primarily due to the reduction in the cost of the debt, thanks to the refinancing in European currencies. In the second quarter, financial expenses (€748m) rose 13.3% y-o-y mainly due to the savings from GBP hedging management associated to T. UK in 2016 and higher losses and impairments in 2017 from the stake in Mediaset Premium (€76m) and Prisa (€30m).

Corporate Income Tax in the second quarter totalled €206m (€520m in January-June 2017) and decreased 17.8% y-o-y, primarily due to a higher activation of deferred tax assets in 2017.

Profit attributable to minority interests in April-June amounted to €26m and reversed signs in comparison with the same period in 2016 (€-37m), mainly due to the greater profit attributable to the minority interests of T. Deutschland and T. Brasil.

As a result, profit attributable to ordinary equity holders of the parent in the quarter (€821m) increased 18.4% y-o-y. In January-June, it reached €1,600m (+28.9% y-o-y).

In underlying terms, this profit rose to €1,092m and grew 23.6% y-o-y in the second quarter (€2,052m in the first half; +31.2% y-o-y).

Basic earnings per share stood at €0.15 in the second quarter (+16.3%; €0.20 in underlying terms, +21.9%). In January-June, it reached €0.29 (+30.3%; €0.38 underlying, +32.3%).

CapEx in the first half (€3,507m) was focused on 4G and fibre optic network expansion, and the simplification and digitalisation of processes and systems, and its y-o-y performance (-4.0% reported; -5.7% organic) reflected integration synergies, consolidation and network optimisation (“big data”).

In January-June 2017, free cash flow totalled €1,620m, doubling y-o-y, despite the seasonality associated with working capital. Thus:

i) Operating cash flow (OIBDA-CapEx) reached €4,672m in January-June and grew at double digit rates (+13.9% y-o-y in reported terms; +13.0% organic) reflecting business performance (organic growth in all segments except T. UK) and lower CapEx intensity. Y-o-y growth accelerated sequentially in the second quarter 8.6 p.p. up to 17.5% in organic terms (+16.0% reported).

ii) Interest payments in the first half (€976m) reduced by 29.2% y-o-y mainly due to the lower cost of debt in European currencies and the deferral to the third quarter of the Parapat payments corresponding to the second quarter. These payments amounted to €334m in April-June (-31.8% y-o-y). The effective cost of interest payments in the last 12 months stood at 3.22% as of June, 72 b.p. lower than the 3.94% at December 2016.

iii) Tax payments totalled €537m vs. €228m in January-June 2016 due to lower refunds from previous years. The effective payment rate stood at 24.7%.

iv) Working capital consumed €1,351m in January-June 2017 (€278m in the second quarter), affected by CapEx seasonality, payments of taxes and rentals, partially offset by the execution of factoring measures on receivables and the extension of payment terms with suppliers or with the factoring company where those had been discounted. This consumption is €62m lower vs. the first half of 2016, mainly due to the regularisation of payments in foreign currency in Argentina in 2016.

v) Operations with minority shareholders in January-June (€255m) were mainly associated with dividend payments in T. Deutschland and T. Brasil, and the y-o-y performance (-3.4%) is explained by the higher stake of Telefónica in T. Deustchland (+6 p.p. y-o-y).

Net financial debt as of June (€48,487m) decreased by €279m compared with March thanks to free cash flow generation (€1,021m) and the lower value in euros of the net debt in foreign currencies (€648m), which more than offset: i) shareholder remuneration (€829m, including the dividend and coupons of capital instruments), ii) payment of labour-related commitments (€164m) and iii) other factors (€397m), including the extension of payment terms with suppliers or with the factoring company where those had been discounted.

Compared with December 2016, net financial debt decreased by €108m thanks to free cash flow generation (€1,620m) and the lower value in euros of net debt in foreign currencies (€506m), partially offset by: i) shareholder remuneration (€1,016m, including the dividend and coupons of capital instruments), ii) payment of labour-related commitments (€331m) and iii) other factors (€671m), including the extension of payment terms with suppliers or with the factoring company where those had been discounted.

During the first half of 2017, Telefónica’s financing activity amounted to approximately €6,884m equivalent (without considering the refinancing of short-term bank loans and commercial paper) and focused on strengthening the liquidity position, and refinancing and extending debt maturities (in an environment of very low rates). Therefore, as of the end of June, the Group maintained a comfortable liquidity position, covering debt maturities for around the next 2 years. The average debt life stood at 7.82 years.

The main financing transactions in the quarter included the first transaction on the South Asian market in April targeting Taiwanese investors amounting to 200m USD at a 20-year term and a coupon of 4.90%. The 30-year bond issued in March 2017 was also re-opened in April for an amount of 500m USD.

Throughout the first half, Telefónica Group obtained funding by means of extending payment terms with suppliers or with the factoring company where those had been discounted, for a total €598m equivalent (€231m in the second quarter). In the first six months of 2016, this financing amounted to €788m equivalent.

Moreover, Telefónica S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an amount outstanding of approximately €2,503m at the end of June.

At the end of June, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €11,697m (€10,754m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela placed liquidity at €21,303m.

Definitions:

Organic Growth: Assumes constant exchange rates from 2016, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurring impacts. CapEx also excludes investment in spectrum.

Underlying Growth: Reported figures excluding the impact of write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts, as well as depreciation and amortisation charges from purchase price allocation processes.

Digital Services

(y-o-y changes in organic terms)

Digital service revenues totalled €1,284m, +0.8% more than in the second quarter of 2016 (€2,558m in the half year; +2.7%), driven by the growth in Video and M2M.

Video, with €747m revenues in the quarter, maintained a solid growth rate of 4.8% y-o-y (+0.2 p.p. compared with the first quarter; +4.7% in January-June), thanks to improvements in ARPU and the customer base in Hispanoamerica (+2% y-o-y). Pay TV accesses declined 1.7% y-o-y, mainly due to the decline in satellite TV accesses (-8.4% to 4.1m).

Security revenues totalled €84m in April-June and decreased 1.4% y-o-y (stable in the first half) affected by the consumer security business. Nonetheless, it is worth noting the another quarter of robust growth in the B2B segment (+24.9%), which accelerated by 5.9 p.p vs. the previous quarter. Additionally, ElevenPaths announced that its security platform has complied with the new European data protection regulation one year ahead of its implementation.

M2M (revenues of €70m in April-June) reported a 25.5% y-o-y growth (+31.1% in January-June), supported by both the “Smart M2M” managed connectivity platform, which enables global and digital IoT connectivity management, and also the end-to-end services catalogue (Metering, Retail, energy efficiency and connected car). By launching “Open Labs”, Telefónica takes the lead in new IoT connectivity and networks (NB-IoT and LTE-M).

Cloud revenues (€116m in the quarter) decreased by 19.4% compared with April-June 2016 (-14.7% in January-June 2017) due to higher competitive pressure in main markets and a tougher y-o-y comparison associated with specific projects carried out in Spain and Hispanoamerica in 2016.

Telefónica Global Resources

The Global Network and Operations area kept a steady pace in UBB rollout with 41.2m premises passed with FTTx and cable (+14% y-o-y); 17.7M in Brazil (FTTx and cable), 18.0m in Spain (FTTH) and 5.4m in Hispanoamérica (FTTx and cable). Video consumption fostered the average consumption of fixed data by customers (+41% in the quarter) and total fixed broadband traffic (+38% y-o-y). Additionally, 4G coverage rose to 68% (+12 p.p. y-o-y) with a total of 63,726 sites, and LTE traffic tripled year-on-year in the quarter accounting for more than 50% of the total for mobile data. In Europe, LTE coverage reached 89% of the population.

In the quarter it was remarkable the launch of the “Service Operations Centres” (SOC) in Argentina, Chile and Germany for smart network management based on real-time analysis of customer experience. In addition, an LTE voice pilot (VoLTE) was also launched for international roaming at Telefónica Brasil. Deployments also began in the quarter in Colombia, Peru, Germany and Argentina for “UNICA”, la Telefónica’s network virtualisation solution that will provide Group’s operators with a common environment and appropriate tools to be able to efficiently manage the evolution of physical network equipment towards end-to-end virtual solutions.

Regarding innovation, it is noteworthy the initiative carried out in Peru to provide emergency mobile internet in areas affected by flooding, and in the field of 5G, the award received for “CloudRAN based 5G UCNC (user-centric no-cell) Network” 5G, which is highly relevant for 5G’s future commercial deployment.

The Global IT area, focused on the end-to-end digitalisation of the Company, continued progressing with “Full Stack”: Uruguay concluded the migration of all of its customers, Chile of 2.7m prepay customers, Peru of 5.0m of prepay customers and Mexico 800k contract customers. On the other hand, progress was made in the integration of systems in Uruguay (tariff calculator), Argentina (commission management) and Chile (commercial logistics notification management).

Regarding the digitalisation of channels and data management, the corporate mobile application was launched in Argentina for B2B customers, and the B2C mobile application was renovated in Spain, Brazil and Colombia. “Movistar TV” was also deployed in Nicaragua in the quarter.

All the above has led to a 52% level of capacity enablement in the quarter. Finally the quarter saw the reduction of 1.6% servers, -1 Data Centres and -42 applications, thus increasing virtualisation by 0.6 p.p. in comparison with March.

Telxius

(y-o-y changes in organic terms)

Telxius posted solid results in the second quarter of 2017, with revenues of €182m and a strong growth of 11.4% y-o-y (+8.3% in the first half), driven by new tower lease contracts and by adjustments in pass-through revenues/costs affecting the second quarter of 2016, which also reflected the cancellation of IRU contracts in the cable business.

OIBDA amounted to €87m (€179m in the first half) with a margin of 47.9% (48.4% in January-June). It should be kept in mind that as the Company was created in 2016, the y-o-y OIBDA comparison does not reflect actual business performance as it was affected by the progressive establishment of activities over the course of the year and by the negative impacts associates with the formation of the Company.

The tower business reported a quarterly increase in its “tenancy ratio” of 0.02x to 1.30x at June, with new lease contracts signed primarily in Spain, Germany and Brazil. Moreover, the tower portfolio grew (15,907 towers as of June) with the net addition of 10 towers in the quarter (37 in the half year). Revenues have thus amounted to €77m in April-June (€153m in January-June).

In the cable business, the international traffic demand managed by Telxius showed strong y-o-y growth in IP traffic (+31% y-o-y in the first half) and bandwidth in capacity services (+62%). As such, revenues totalled €105m in the quarter (€216m in the first six months). Additionally, it is worth mentioning that marine deployment of MAREA has started since the beginning of June (cable that will connect the USA with northern Spain) from the landing station at Sopelana (Vizcaya). BRUSA (cable that will connect the USA with Brazil) continues its rollout as expected.

CapEx reached €56m in the first six months of the year, albeit this item is subject to a high degree of seasonality during a year of notable investment for Telxius, in the context of the above-mentioned rollout of new cables. Likewise, project execution seasonability also affected the operating cash flow (OIBDA-CapEx), which stood at €123m in January-June.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	341,262.7	341,922.3	343,932.9	344,671.1	341,785.7	341,347.3	(0.2)
Fixed telephony accesses (1)	39,606.5	39,262.1	38,914.0	38,280.1	37,853.0	37,488.4	(4.5)
Internet and data accesses	21,507.7	21,641.4	21,738.4	21,652.1	21,657.8	21,697.3	0.3
Broadband	21,097.2	21,195.9	21,266.5	21,194.9	21,196.4	21,240.4	0.2
FTTx/Cable	7,933.6	8,378.1	8,704.0	9,137.6	9,580.6	9,960.5	18.9
Mobile accesses	271,783.2	272,596.8	274,883.7	276,450.0	274,055.6	273,886.6	0.5
Prepay	166,005.2	165,619.6	165,912.1	165,663.2	162,648.4	161,271.6	(2.6)
Contract	105,778.0	106,977.2	108,971.6	110,786.8	111,407.2	112,615.0	5.3
M2M	12,583.9	12,988.2	13,591.7	14,002.0	14,488.0	15,009.9	15.6
Pay TV	8,365.4	8,422.0	8,396.7	8,289.0	8,219.3	8,274.9	(1.7)

Wholesale Accesses	5,826.7	5,591.7	5,480.7	5,300.9	5,087.1	4,887.2	(12.6)

Total Accesses	347,089.4	347,514.0	349,413.5	349,972.1	346,872.8	346,234.5	(0.4)

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	38.9%	39.2%	39.6%	40.1%	40.7%	41.1%	1.9	p.p.
Smartphones (‘000)	128,326.0	130,058.4	144,588.9	147,161.8	151,547.7	155,126.7	19.3
Smartphone penetration (%)	50.6%	51.1%	56.4%	57.1%	59.4%	60.9%	9.8	p.p.
LTE (‘000)	43,870.2	50,077.3	57,342.4	66,295.7	75,458.8	81,604.2	63.0
LTE penetration (%)	16.9%	19.3%	22.1%	25.3%	29.1%	31.5%	12.2	p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	26,091	25,235	3.4		2.3		12,960	12,723	1.9		3.1
Internal exp. capitalized in fixed assets	430	428	0.5		(1.2)		222	214	3.4		2.7
Operating expenses	(18,396)	(18,010)	2.1		1.1		(9,048)	(9,067)	(0.2)		1.2
Supplies	(7,362)	(7,423)	(0.8)		(1.2)		(3,632)	(3,748)	(3.1)		(2.2)
Personnel expenses	(3,493)	(3,436)	1.7		1.7		(1,675)	(1,687)	(0.7)		4.3
Other operating expenses	(7,541)	(7,152)	5.4		3.2		(3,741)	(3,632)	3.0		3.3
Other net income (expense)	28	98	(71.8)		(55.8)		(1)	49	c.s.		(68.3)
Gain (loss) on sale of fixed assets	18	8	n.m.		n.m.		10	2	n.m.		n.m.
Impairment of goodwill and other assets	9	(2)	c.s.		c.s.		16	(3)	c.s.		c.s.
Underlying operating income before D&A (OIBDA)	8,292	7,824	6.0				4,183	3,964	5.5
Operating income before D&A (OIBDA)	8,179	7,756	5.5		4.3		4,158	3,918	6.1		7.2
OIBDA Margin	31.3%	30.7%	0.6	p.p.	0.6	p.p.	32.1%	30.8%	1.3	p.p.	1.2	p.p.
Depreciation and amortization	(4,809)	(4,673)	2.9		(1.1)		(2,358)	(2,351)	0.3		(0.9)
Operating income (OI)	3,370	3,083	9.3		12.2		1,800	1,567	14.9		19.0
Share of profit (loss) of investments accounted for by the equity method	3	(3)	c.s.				1	0	n.m.
Net financial income (expense)	(1,197)	(1,320)	(9.3)				(748)	(660)	13.3
Profit before taxes	2,176	1,760	23.7				1,053	907	16.1
Corporate income tax	(520)	(549)	(5.2)				(206)	(251)	(17.8)
Profit for the period	1,656	1,211	36.7				847	656	29.1
Attributable to equity holders of the Parent	1,600	1,241	28.9				821	693	18.4
Attributable to non-controlling interests	56	(30)	c.s.				26	(37)	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	5,094	5,066	0.6				5,123	5,053	1.4
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.29	0.22	30.3				0.15	0.13	16.3
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.38	0.28	32.3				0.20	0.16	21.9

Notes:

-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2017 period Telefónica has adopted a synthetic exchange rate of 3,547 Venezuelan bolivars fuertes per dollar at June 2017 (please see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).
-	Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€68m in April-June 17; €136m in January-June 17), by the weighted average number of ordinary shares outstanding during the period.
-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2017

		Original Operative 2017 Guidance (Feb-2017)	Upgraded Operative 2017 Guidance (Jul-2017)	2017
2016 Base				Jan -Jun
51,734	Revenues (% Chg YoY)	Stable (in spite of regulation: ~-1.2 p.p.)	Growth >1.5% (in spite of regulation: ~-1.2 p.p.)	2.3%
31.8%	OIBDA margin (Chg YoY)	Expansion up to 1 p.p.	Expansion up to 1 p.p.	0.6	p.p.
16.5%	CapEx / Sales	Around 16%	Around 16%	13.4%

-	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

2016 adjusted base excludes:

-	The results of the companies sold in 2016 (Telefé, T. Personalizadas and Vocem) from 1 January, 2016 to the date of exiting the perimeter of consolidation.
-	OIBDA excludes additionally write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.
-	CapEx excludes additionally spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2017	December 2016	% Chg
Non-current assets	97,475	103,667	(6.0)
Intangible assets	18,813	20,518	(8.3)
Goodwill	27,362	28,686	(4.6)
Property, plant and equipment and Investment properties	34,202	36,393	(6.0)
Investments accounted for by the equity method	71	76	(6.5)
Non-current financial assets	8,863	9,765	(9.2)
Deferred tax assets	8,164	8,229	(0.8)
Current assets	22,876	19,974	14.5
Inventories	1,029	1,055	(2.5)
Trade and other receivables	10,740	10,675	0.6
Current financial assets	3,590	2,954	21.5
Tax receivables	1,454	1,533	(5.1)
Cash and cash equivalents	6,046	3,736	61.8
Non-current assets and disposal groups classified as held for sale	17	21	(19.6)
Total Assets = Total Equity and Liabilities	120,351	123,641	(2.7)
Equity	25,534	28,385	(10.0)
Equity attributable to equity holders of the parent and other holders of equity instruments	16,877	18,157	(7.0)
Non-controlling interests	8,657	10,228	(15.4)
Non-current liabilities	62,331	59,805	4.2
Non-current financial liabilities	48,780	45,612	6.9
Non-current trade and other payables	1,802	1,925	(6.4)
Deferred tax liabilities	2,284	2,395	(4.6)
Non-current provisions	9,465	9,873	(4.1)
Current liabilities	32,486	35,451	(8.4)
Current financial liabilities	13,715	14,749	(7.0)
Current trade and other payables	14,386	16,150	(10.9)
Current tax payables	2,313	2,332	(0.8)
Current provisions	2,072	2,220	(6.7)
Liabilities associated with non-current assets and disposals groups held for sale	—	—	—
Financial Data
Net Financial debt	48,487	48,595	(0.2)

Notes:

-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

June 2017
Non-current financial liabilities	48,780
Current financial liabilities	13,715
Gross Financial Debt	62,495
Cash and cash equivalents	(6,046)
Current financial assets	(3,590)
Positive mark-to-market value of long-term derivative instruments	(3,894)
Other non-current liabilities included in “Trade and other payables”	726
Other current liabilities included in “Trade and other payables”	230
Other assets included in “Non-current financial assets”	(907)
Other assets included in “Current trade and other receivables”	(527)
Net Financial Debt (1)	48,487
Gross commitments related to employee benefits	6,524
Value of associated Long-term assets	(732)
Tax benefits	(1,510)
Net commitments related to employee benefits	4,282
Net financial debt plus commitments	52,769
Net Financial Debt / OIBDA	2.86	x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €2,185m, €3,296m included as financial liabilities and €5,482m included as financial assets.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - June
	2017	2016	% Var
Cash received from operations	32,024	30,670
Cash paid from operations	(24,557)	(23,673)
Net payments of interest and other financial expenses net of dividens received	(976)	(1,377)
Taxes paid	(537)	(228)
Net cash flow provided by operating activities	5,954	5,392	10.4%
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(4,405)	(4,643)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	30	450
Payments on investments in companies, net of cash and cash equivalents acquired	(6)	(103)
Proceeds on financial investments not included under cash equivalents	155	34
Payments on financial investments not included under cash equivalents	(544)	(128)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(1,112)	(40)
Government grants received	—	—
Net cash flow used in investing activities	(5,882)	(4,430)	32.8%
Dividends paid	(1,136)	(2,211)
Proceeds from issue of share capital increase	3	—
(Payments)/proceeds of treasury shares and other operations with shareholders, net	0	(651)
Operations with other equity holders (1)	(135)	(118)
Proceeds on issue of debentures and bonds, and other debts	6,789	3,415
Proceeds on loans, borrowings and promissory notes	2,823	10,445
Cancellation of debentures and bonds, and other debts	(2,534)	(6,534)
Repayments of loans, borrowings and promissory notes	(2,439)	(3,728)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(841)	(1,457)
Net cash used in financing activities	2,530	(839)	c.s.
Effect of changes in exchange rates	(292)	151	c.s.
Effect of changes in consolidation methods and others	0	(5)	c.s.
Net increase (decrease) in cash and cash equivalents during the year	2,310	269	n.m.
Cash and cash equivalents at the beginning of the period	3,736	2,615
Cash and cash equivalents at the end of the period	6,046	2,884

Notes:

-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2017 period Telefónica has adopted a synthetic exchange rate of 3,547 Venezuelan bolivars fuertes per dollar at June 2017 (please see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2017	2016	% Chg
I	Cash flow from operations	7,467	6,996	6.7
II	Net interest payment (1)	(976)	(1,377)
III	Payment for income tax	(537)	(228)
A=I+II+III	Net cash provided by operating activities	5,954	5,391	10.4
B	Net payment for investment in fixed and intangible assets	(4,411)	(4,644)
	Spectrum (2)	(8)	(13)
C=A+B	Net free cash flow after CapEx	1,543	747	106.6
D	Net Cash received from sale of Real Estate	6	1
E	Net payment for financial investment	(366)	244
F	Net payment for operations with minority shareholders and treasury stock (3)	(1,268)	(2,970)
G=C+D+E+F	Free cash flow after dividends	(85)	(1,978)	(95.7)
H	Effects of exchange rate changes on net financial debt	(506)	(165)
I	Effects on net financial debt of changes in consolid. and others	314	1,220
J	Net financial debt at beginning of period	48,595	49,161
K=J-G+H+I	Net financial debt at end of period	48,487	52,193	(7.1)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - June
	2017	2016	% Chg
OIBDA	8,179	7,756	5.5
- CapEx accrued during the period	(3,507)	(3,654)
- Payments related to cancellation of commitments	(331)	(332)
- Net interest payment	(976)	(1,377)
- Payment for tax	(537)	(228)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(10)	(6)
- Investment In working capital and other deferred income and expenses (4)	(1,275)	(1,412)
= Net Free Cash Flow after CapEx	1,543	747	106.6
+ Payments related to cancellation of commitments	331	332
- Dividends paid to minority shareholders	(255)	(264)
= Free Cash Flow	1,620	815	98.6
Weighted average number of ordinary shares outstanding during the period (millions)	5,094	5,066
= Free Cash Flow per share (euros)	0.32	0.16	97.5

Notes:

-	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in €m. 2017 includes mainly: 4 in Spain, 2 in Colombia and 2 in Mexico. In 2016 mainly: 4 in Spain, 2 in Germany, 2 in Colombia and 6 in Peru.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.
(4)	Other deferred expenses include €76m in Q1 2017 related to commitments associated with long-term restructuring plans in Spain.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Jun 2017	Jan - Jun 2016	June 2017	December 2016
USA (US Dollar)	1.082	1.115	1.140	1.054
United Kingdom (Sterling)	0.860	0.778	0.879	0.855
Argentina (Argentine Peso)	16.980	15.968	18.930	16.706
Brazil (Brazilian Real)	3.437	4.118	3.773	3.435
Chile (Chilean Peso)	713.796	768.533	757.587	705.622
Colombia (Colombian Peso)	3,161.635	3,474.913	3,478.866	3,162.745
Costa Rica (Colon)	616.523	606.796	661.376	591.366
Guatemala (Quetzal)	7.991	8.561	8.365	7.928
Mexico (Mexican Peso)	20.979	20.137	20.599	21.733
Nicaragua (Cordoba)	32.116	31.532	34.262	30.904
Peru (Peruvian Nuevo Sol)	3.544	3.772	3.710	3.537
Uruguay (Uruguayan Peso)	30.733	35.012	32.497	30.924
Venezuela (Bolivar Fuerte) (3)	4,045.307	697.350	4,045.307	710.227

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/06/17 and 31/12/16.
(3)	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2017 period Telefónica has adopted a synthetic exchange rate of 3,547 Venezuelan bolivars fuertes per dollar at June 2017 (please see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2017
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	80%	11%	7%	2%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	June 2017
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	82%	16%	2%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	7/11/2016
Fitch[1]	BBB	F-3	Stable	5/9/2016
S&P1	BBB	A-2	Stable	05/17/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

In the second quarter of 2017 T. España’s results showed a sequential improvement in revenue performance. This evolution is driven by higher commercial activity, with churn reduction in virtually all services, which reflects the sustainability of the Company’s value strategy. Quarterly service revenues improved their year-on-year performance compared with the previous quarter and decreased by 0.8%; this growth would have been positive (+0.2%) if the impact of the lower revenues from wholesale TV rights of “La Liga” were excluded; an impact that will be neutralised since August.

The penetration of “Movistar Fusión” reached 85% in broadband, 84% in TV and 77% in mobile contract. Fusión continues growing in value, which is reflected in the customers with UBB fibre (38%, +7 p.p. y-o-y) and TV (70%, +3 p.p.) and in the high-value bundles (24%, +3 p.p. q-o-q). The quarterly ARPU stood at €84.8 and accelerated its year-on-year growth to 6.4% while churn was reduced vs previous quarter to 1.3%. In addition, “Fusión+” portfolio was enlarged at the beginning of July with the launch of a new convergent “entry level” proposal incorporating TV and all its functionalities.

Mobile accesses increased year-on-year for the second quarter in a row (+1%), posting the best performance since the third quarter of 2010. Net additions (+69k ex M2M) reflect the success of the “totalisation” strategy and the better evolution of the portability balance. As such, contract accesses ex M2M growth accelerated their growth rate (+5%; +1.7 p.p. q-o-q) and churn reduced (1.3%; -0.2 p.p. q-o-q).

Fixed telephony accesses (-4% y-o-y) reduced their quarterly net loss (-121k vs -136k in the first quarter) as the effect of tariff repositioning dilute. Fixed broadband accesses remained stable year-on-year and still posted a net loss of 31k; however, the monthly performance showed an improvement anticipating a shift in trend that is expected to be consolidated in the coming months on the back of the new “Fusión+” bundles. The broadband churn stood stable vs the first quarter (1.6%). Fibre accesses already represent 53% of the total broadband (+9 p.p. y-o-y), and 67% are ultrafast broadband (300Mb). Premises passed with fibre to the home reached 18.0m (+500k compared with March).

Pay TV net additions returned to positive figures (+51k vs. -41k in the previous quarter), fostered by new customers and the migration from low-value options to the “Fusión+ Ocio” bundle launched in April (151k customers as of 30 June).

Wholesale accesses totalled 4.4m (-7% year-to-year), slowing their quarter decline (-65k vs. -83k in the first quarter) due to the higher growth of NEBA fibre (+114k quarterly net additions vs. 101k in the previous quarter) to reach 540k accesses.

Revenues in the second quarter reached to €3,160m (-1.9% year-to-year) and improved compared with the previous quarter (+0.6 p.p.), thanks to the better service revenue performance (-0.8%, +0.8 percentage points compared with the first quarter) and despite a higher decline in handset sales (-31.8%, -1.9 p.p.). Total revenues (€6,226m) and service revenues (€6,062m) in the semester declined 2.3% and 1.1% respectively.

Consumer revenues (€1,654m) returned to growth in the quarter (+1.1% y-o-y; +1.4 p.p vs. the first quarter), pushed by a higher growth in “Fusión” revenues (+9.7%), reflecting tariff upgrade in April in some Fusión bundles and a better value mix. Non-converging revenues improved their year-on-year performance (-13.0%).

Business revenues (€870m) decreased by 1.3% year-on-year (-1.4 p.p. vs. the first quarter), affected by seasonal factors resulting in a drop in communications revenues (-3.9%), though IT revenues continued to post strong growth (+8.4%).

Other revenues (€554m) dropped by 5.1% year-on-year because of less wholesale TV revenues (impact of -€30m in the quarter and whose comparison will be much more favourable since August), OMVs and regulatory impacts (NEBA, ORLA, etc.).

Operating expenses in the quarter rose to €1,978m but reduced by 1.2% year-on-year (vs. -3.3% in the previous quarter). In the semester they stood at €3,981m and posted a 2.3% year-on-year reduction.

Supplies (€856m) changed their trend and decreased 2.4% (+3.6% in the first quarter) on the back of a smaller growth in content and handset costs. The net content cost increased by 11% year-on-year (+21% in January-March) with an increasingly homogeneous comparison.

Personnel expenses (€520m) decreased by 1.9% slowing down their pace of year-on-year decline (vs. -12.6% in the first quarter) due to the lower year-on-year savings arising from the employment suspension plan (€28m), since most personnel departures occurred in the second quarter of 2016 (2,256 of a total of 4,600 since January 2016 up to June 2017). Personnel expenses were also affected in the quarter by particular cost of €9m. Headcount at the end of June totalled 28,033 employees (-5.0% y-o-y).

Other operating expenses (€602m) increased in the quarter by 1.0% (-3.2% in the first quarter) mainly because of higher commercial costs.

An €8m capital gain on real estate sales was registered in the quarter.

OIBDA in April-June rose to €1,282m, which is 1.5% less than the same period a year ago, driving a sequential improvement of 0.9 percentage points explained by the better revenue performance and cost containment. The OIBDA margin thus stood at 40.6% (+0.8 p.p. q-o-q, +0.2 p.p. y-o-y). In the first half of the year, OIBDA stood at €2,425m with a 1.9% year-on-year reduction.

CapEx in the semester rose to €704m (-20.6% y-o-y), reflecting a lower pace of deployment in fiber and 4G as well as higher efficiencies, and operating cash flow grew soundly to €1,720m (+8.0% y-o-y).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	6,226	6,374	(2.3)		(2.3)		3,160	3,224	(2.0)		(1.9)
Mobile handset revenues	165	238	(30.9)		(30.9)		83	121	(31.8)		(31.8)
Revenues ex-mobile handset revenues	6,062	6,136	(1.2)		(1.1)		3,077	3,103	(0.8)		(0.8)
Consumer (1)	3,273	3,262	0.4		0.4		1,654	1,636	1.1		1.1
Fusión	2,184	1,994	9.5		9.5		1,114	1,015	9.7		9.7
Non-Fusión	1,090	1,268	(14.0)		(14.0)		540	621	(13.0)		(13.0)
Business	1,710	1,721	(0.6)		(0.6)		870	881	(1.3)		(1.3)
Communications	1,331	1,374	(3.2)		(3.2)		667	694	(3.9)		(3.9)
IT	379	346	9.6		9.6		203	187	8.4		8.4
Other (2)	1,078	1,153	(6.5)		(6.2)		554	586	(5.4)		(5.1)
Internal expenditure capitalized in fixed assets	153	169	(9.8)		(9.8)		77	82	(7.1)		(7.1)
Operating expenses	(3,981)	(3,997)	(0.4)		(2.3)		(1,978)	(2,003)	(1.2)		(1.2)
Supplies	(1,672)	(1,664)	0.4		0.5		(856)	(877)	(2.4)		(2.4)
Personnel expenses	(1,121)	(1,131)	(0.9)		(7.6)		(520)	(531)	(1.9)		(1.9)
Other operating expenses	(1,189)	(1,202)	(1.1)		(1.1)		(602)	(596)	1.0		1.0
Other net income (expense)	11	(2)	c.s.		c.s.		9	(7)	c.s.		c.s.
Gain (loss) on sale of fixed assets	18	10	76.2		76.2		14	6	147.0		147.0
Impairment of goodwill and other assets	(2)	(2)	6.6		6.6		(1)	(1)	8.3		8.3
Operating income before D&A (OIBDA)	2,425	2,553	(5.0)		(1.9)		1,282	1,302	(1.6)		(1.5)
OIBDA Margin	38.9%	40.0%	(1.1	p.p.)	0.1	p.p.	40.6%	40.4%	0.2	p.p.	0.2	p.p.
CapEx	704	894	(21.2)		(20.6)		371	463	(19.8)		(18.6)
Spectrum	—	7	—		—		—	7	—		—
OpCF (OIBDA-CapEx)	1,720	1,659	3.7		8.0		910	839	8.5		7.8

Notes:

-	Since 1 January, 2016, T. España reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and includes the results of the data center business, of T. Studios and of T. Servicios Audiovisuales, which where before presented in Other Companies & Eliminations.
-	The results of the T. España do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	T. Personalizadas has been deconsolidated since 1 January, 2017.
-	OIBDA before management and brand fees.
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	36,791.3	36,765.2	36,769.8	36,709.4	36,537.3	36,464.3	(0.8)
Fixed telephony accesses (1)	9,910.6	9,854.2	9,783.7	9,720.2	9,584.2	9,463.3	(4.0)
Internet and data accesses	6,012.8	6,061.6	6,076.6	6,094.5	6,075.9	6,044.4	(0.3)
Broadband	5,978.6	6,030.2	6,045.3	6,067.3	6,050.9	6,020.1	(0.2)
FTTH	2,458.3	2,675.7	2,830.7	2,998.3	3,127.8	3,213.5	20.1
Mobile accesses	17,140.1	17,094.4	17,198.2	17,237.7	17,261.7	17,289.8	1.1
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	(22.5)
Contract	14,464.5	14,514.7	14,732.1	14,908.4	15,125.7	15,289.4	5.3
M2M	1,827.2	1,890.5	1,968.8	2,006.3	2,015.6	1,974.7	4.5
Pay TV (2)	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	(2.4)

Wholesale Accesses	4,866.9	4,693.3	4,589.3	4,525.5	4,442.3	4,377.8	(6.7)
Fibre	176.6	210.3	259.7	324.9	426.2	539.7	156.6

Total Accesses	41,658.2	41,458.6	41,359.2	41,234.9	40,979.6	40,842.1	(1.5)

(1)	Includes fixed wireless and VoIP accesses.

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Fixed telephony accesses	7,428.5	7,382.1	7,319.0	7,260.4	7,146.2	7,041.5	(4.6)
Internet and data accesses	5,145.4	5,186.4	5,195.5	5,207.8	5,195.3	5,174.0	(0.2)
Mobile accesses	11,759.7	11,676.5	11,691.5	11,732.3	11,754.9	11,813.6	1.2
Prepay	2,675.7	2,579.7	2,466.1	2,329.3	2,135.9	2,000.4	(22.5)
Contract	9,084.0	9,096.8	9,225.4	9,403.0	9,618.9	9,813.2	7.9
Pay TV	3,727.8	3,755.0	3,711.4	3,657.0	3,615.6	3,666.8	(2.4)

Total Consumer Accesses	28,061.4	28,000.0	27,917.4	27,857.6	27,711.8	27,695.9	(1.1)

TOTAL MOBILE ACCESSES

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	84.4%	84.9%	85.7%	86.5%	87.6%	88.4%	3.5	p.p.
Smartphones (‘000)	10,200.2	10,295.8	10,500.3	10,715.8	10,800.7	11,240.4	9.2
Smartphone penetration (%)	67.2%	68.3%	69.5%	70.9%	71.3%	73.8%	5.5	p.p.
LTE (‘000)	4,520.7	5,050.0	5,444.0	6,073.0	6,589.6	6,976.3	38.1
LTE penetration (%)	29.5%	33.2%	35.7%	39.9%	43.2%	45.6%	12.3	p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Fusión Customers	4,209.1	4,268.8	4,286.1	4,333.2	4,379.0	4,374.7	2.5
Fibre 100/300	1,267.4	1,345.9	1,491.0	1,593.5	1,669.1	1,677.9	24.7
IPTV/Satellite	2,768.6	2,873.6	2,914.9	2,943.1	2,970.9	3,071.9	6.9
Mobile add-ons	2,023.3	2,084.1	2,302.7	2,542.0	2,861.6	3,138.5	50.6

CONSUMER FUSIÓN

Unaudited figures

	2016				2017
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg
Fusión ARPU (EUR)	78.2	79.8	81.8	81.6	81.6	84.8	6.4
Fusión churn	1.3%	1.1%	1.3%	1.4%	1.4%	1.3%	0.2	p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg
Fusión ARPU (EUR)	78.2	79.0	79.9	80.4	81.6	83.2	5.4
Fusión churn	1.3%	1.2%	1.2%	1.3%	1.4%	1.4%	0.1	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg
Total data traffic (TB)	1,333,989	2,697,613	4,140,131	5,690,140	1,473,501	3,166,713	17.4
Fixed data traffic	1,291,860	2,610,901	3,991,793	5,479,375	1,406,556	3,009,891	15.3
Mobile data traffic	42,129	86,712	148,338	210,765	66,944	156,821	80.9

Notes:

-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

In a dynamic market increasingly focused on larger data buckets, Telefónica Deutschland maintained solid momentum in the second quarter, leveraging on “O2 Free” and the 15 year anniversary promotions of the O2 brand.

Contract mobile customers (20.9m; +7% y-o-y) posted strong quarterly net additions of 197k (+172k in the first quarter) on the back of continued resilient partner trading (55% of gross additions; stable q-o-q). Prepay customers stood at 24.3m, up 2% y-o-y, with robust quarterly net additions of 322k (4.6x y-o-y; +183k in January-March). Smartphone penetration continued to grow y-o-y (+1 p.p. to 57%), as a result of the succesful data monetization strategy, LTE accesses (14.4m) increased 53% and penetration (33%) was 11 p.p. higher. The average data usage for O2 contract LTE customers was up 48% vs. April-June 2016 to 2.0 GB. At 2.1m retail broadband accesses were slightly lower y-o-y (-1%); however, the strong demand for VDSL (88k quarterly net additions; +67k in the first quarter) drove the VDSL base to 960k (+43% y-o-y). Wholesale DSL (428k accesses) registered 134k net disconnections due to the planned dismantling of the legacy infrastructure.

In the second quarter, revenues reached €1,771m and improved their y-o-y trend to -3.4% (-4.1% to €3,542m in the first half). Mobile service revenues (MSR) (€1,318m) decreased 3.0% y-o-y (-3.3% in January-March), on strong regulatory headwinds (termination rate cuts and European roaming regulation), the higher share of wholesale revenues and the ongoing legacy base rotation. Excluding regulation, MSR performance improved sequentially by 0.2 p.p. to -0.4% y-o-y. Handset revenues (€229m) increased 1.5% y-o-y (-2.2% in January-June to €482m), despite continued longer replacement cycles. Fixed revenues (€217m) fell 11.2% y-o-y (-11.6% y-o-y in the first half) as a result of the lower year-on-year customer base in retail DSL and the planned phasing-out of the wholesale DSL business.

Operating expenses stood at €1,313m in April-June and decreased 8.6% y-o-y (€2,696m in the first six months; -7.5% y-o-y). Supplies totalled €547m (-5.6% y-o-y; -6.8% in January-June), benefitting from lower interconnection and hardware costs. Personnel expenses (€157m) increased 1.3% vs April-June 2016(-1.8% in the first half) mainly due to the insourcing of external employees (e.g. in customer service), that offset savings obtained from the execution of the employee restructuring programme. Other operating expenses (€609m in the quarter) were down 13.2% y-o-y (-9.5% in the first six months) on the back of successful synergy capture (network consolidation and FTE restructuring). Total restructuring costs amounted to €19m in the quarter (€14m in the second quarter of 2016).

OIBDA reached €461m and its y-o-y growth rate accelerated to 3.8% in the quarter (€861m in January-June; +2.7% y-o-y) as incremental synergies of €40m offset the the negative effect from regulation as well as continued investments into the positioning of the O2 brand in the premium segment and the O2 15 anniversary promotion. OIBDA margin was 26.1% and expanded 1.9 p.p. y-o-y.

In the first half of 2017 CapEx totalled €435m (+1.3% y-o-y), benefitting from incremental synergy related savings of €20m while Telefónica Deutschland pushed ahead with network integration and further rollout of the LTE network.

Operating cash flow (OIBDA-CapEx) totalled €426m in January-June 2017; up 4.0% y-o-y.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	3,542	3,691	(4.1)		(4.1)		1,771	1,834	(3.4)		(3.4)
Mobile Business	3,092	3,187	(3.0)		(3.0)		1,548	1,584	(2.3)		(2.3)
Mobile service revenues	2,610	2,694	(3.1)		(3.1)		1,318	1,358	(3.0)		(3.0)
Data revenues	1,488	1,478	0.7		0.7		772	749	3.1		3.1
Handset revenues	482	493	(2.2)		(2.2)		229	226	1.5		1.5
Fixed Business	440	498	(11.6)		(11.6)		217	245	(11.2)		(11.2)
FBB and new services (1)	344	379	(9.3)		(9.3)		167	187	(10.5)		(10.5)
Voice & access revenues	96	118	(18.7)		(18.7)		50	58	(13.4)		(13.4)
Internal expenditure capitalized in fixed assets	48	51	(5.9)		(5.9)		27	26	2.2		2.2
Operating expenses	(2,696)	(2,923)	(7.7)		(7.5)		(1,313)	(1,439)	(8.8)		(8.6)
Supplies	(1,132)	(1,206)	(6.2)		(6.8)		(547)	(578)	(5.3)		(5.6)
Personnel expenses	(313)	(333)	(6.3)		(1.8)		(157)	(160)	(1.8)		1.3
Other operating expenses	(1,252)	(1,383)	(9.5)		(9.5)		(609)	(701)	(13.2)		(13.2)
Other net income (expense)	(33)	23	c.s.		c.s.		(24)	30	c.s.		c.s.
Gain (loss) on sale of fixed assets	1	—	—		—		0	(0)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	861	843	2.1		2.7		461	451	2.2		3.8
OIBDA Margin	24.3%	22.8%	1.5	p.p.	1.6	p.p.	26.1%	24.6%	1.4	p.p.	1.9	p.p.
CapEx	435	432	0.5		1.3		226	213	6.3		6.9
Spectrum	1	3	(79.8)		(79.8)		0	1	(78.7)		(78.7)
OpCF (OIBDA-CapEx)	426	411	3.8		4.0		235	238	(1.4)		1.2

Notes:

-	Since 1 May, 2016, T. Deutschland reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Deutschland do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	47,341.7	47,754.9	48,404.8	48,655.5	48,988.0	49,478.7	3.6
Fixed telephony accesses (1)	2,002.8	2,007.4	2,006.5	2,010.3	2,000.1	1,987.9	(1.0)
Internet and data accesses	2,330.9	2,329.8	2,324.8	2,324.5	2,312.5	2,297.2	(1.4)
Broadband	2,101.5	2,103.9	2,101.6	2,104.0	2,095.3	2,082.4	(1.0)
FTTx	593.0	669.3	731.8	805.5	872.2	959.9	43.4
Mobile accesses	43,008.0	43,417.8	44,073.5	44,320.7	44,675.3	45,193.6	4.1
Prepay	23,743.5	23,814.2	23,872.8	23,784.0	23,967.0	24,288.6	2.0
Contract	19,264.4	19,603.6	20,200.7	20,536.6	20,708.4	20,905.0	6.6
M2M	682.2	704.3	748.0	787.8	830.1	896.8	27.3
Wholesale Accesses	910.5	850.1	790.8	691.0	561.8	428.0	(49.7)

Total Accesses	48,252.2	48,605.0	49,195.6	49,346.4	49,549.8	49,906.7	2.7

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	44.8%	45.2%	45.8%	46.3%	46.4%	46.3%	1.1	p.p.
Smartphones (‘000)	23,083.0	23,707.1	25,353.5	25,623.1	24,781.1	25,227.4	6.4
Smartphone penetration (%)	55.4%	56.2%	59.2%	59.5%	57.0%	57.4%	1.2	p.p.
LTE (‘000)	8,690.5	9,399.8	10,566.3	12,063.1	13,967.6	14,422.0	53.4
LTE penetration (%)	20.5%	22.0%	24.4%	27.7%	31.9%	32.6%	10.6	p.p.
Mobile churn (quarterly)	2.5%	2.1%	2.1%	2.3%	1.9%	1.9%	(0.3	p.p.)
Contract (1)	1.8%	1.6%	1.5%	1.6%	1.6%	1.5%	(0.1	p.p.)
Mobile churn (cumulative YTD)	2.5%	2.3%	2.2%	2.3%	1.9%	1.9%	(0.4	p.p.)
Contract (1)	1.8%	1.7%	1.5%	1.6%	1.6%	1.6%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	10.3	10.3	10.4	10.3	9.6	9.6	(6.6)
Prepay	5.7	5.7	5.8	5.7	5.0	5.1	(10.9)
Contract (1)	16.6	16.6	16.6	16.5	15.5	15.5	(6.4)
Fixed data traffic (TB) (cumulative YTD)	612,603	1,216,470	1,811,886	2,518,545	709,516	1,399,083	15.0
Mobile data traffic (TB) (cumulative YTD)	51,599	113,324	187,685	269,326	86,423	185,036	63.3

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK delivered a robust financial performance in a competitive market, demonstrating the success of its customer-led, mobile-first strategy, with yet another quarter of revenue and OIBDA growth built on its market-leading customer loyalty.

All this while network investments to improve customer experience continued, resulting in 97% outdoor population LTE coverage (+7 p.p. y-o-y), and driving LTE base growth up 17% y-o-y to 12.6m accesses, with a penetration of 58% (+9 p.p. y-o-y).

Total mobile accesses were broadly stable y-o-y at 25.1m and contract net additions reached 78k (customer base +2% y-o-y), as the shift towards postpay continued (representing 62% of the total) while contract churn remained broadly stable y-o-y at 1.0%. Prepay quarterly net additions amounted to 52k and customers with frequent top-ups increased by 0.4% y-o-y.

Revenues continued to grow this quarter, up 2.6% y-o-y to €1,607m (+2.3% in the first half, €3,208m), building on the 2.1% growth seen in the first quarter, on better trends in both mobile service and other revenues.

Mobile service revenues reached €1,276m (+1.4% y-o-y; +1.3% in January-June), driven by higher average subscriptions, with an update of tariffs for RPI since April, and out-of-bundle revenue. Growth was partially offset by the continued impact from regulation (-0.7 p.p.; -0.9 p.p. in January-June 2017).

Handset & other revenues increased 7.6% y-o-y to €331m (+6.4% in the first six months) driven by a widespread increase in the price of devices across the market due to the impact of FX. Contribution from the smart metering programme (SMIP) helped other revenues.

Operating expenses were up 2.4% y-o-y (decelerating vs. first quarter +3.1%), totalling €1,204m in April-June. Supplies (€732m) grew 1.7% y-o-y in the quarter due to the impact of FX on handset costs. Personnel expenses totalled €111m (-10.1%) on lower headcount. Other expenses were up 8.8% reaching €360m on IT and network growth.

The robust revenue and expenses performance resulted in OIBDA growing by 3.9% y-o-y to €433m in April-June (vs. +0.6% in the first quarter; €849m, +2.2% in January-June), while OIBDA margin stood at 27.0% in the quarter, up 0.3 p.p. y-o-y, and was flat y-o-y in the six months to June (26.5%).

CapEx amounted to €434m in January-June, up 15.4% y-o-y, as Telefónica UK continued to invest in the rollout of LTE. Thus, operating cash flow (OIBDA-CapEx) decreased by 8.7% y-o-y to reach €415m in the first half.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Var
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	3,208	3,464	(7.4)		2.3		1,607	1,712	(6.2)		2.6
Mobile service revenues (1)	2,531	2,761	(8.3)		1.3		1,276	1,376	(7.3)		1.4
Data revenues	1,468	1,573	(6.7)		3.1		740	786	(5.9)		2.9
Handset revenues and other (1)	677	703	(3.7)		6.4		331	336	(1.5)		7.6
Internal expenditure capitalized in fixed assets	59	70	(15.5)		(6.6)		30	36	(14.6)		(6.5)
Operating expenses	(2,418)	(2,601)	(7.0)		2.8		(1,204)	(1,285)	(6.3)		2.4
Supplies	(1,479)	(1,594)	(7.2)		2.5		(732)	(787)	(7.0)		1.7
Personnel expenses	(222)	(267)	(16.9)		(8.0)		(111)	(135)	(17.9)		(10.1)
Other operating expenses	(718)	(741)	(3.1)		7.1		(360)	(362)	(0.5)		8.8
Other net income (expense)	0	(13)	c.s.		c.s.		(0)	(4)	(92.7)		(92.1)
Gain (loss) on sale of fixed assets	0	(2)	c.s.		c.s.		0	(2)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	849	918	(7.4)		2.2		433	456	(5.0)		3.9
OIBDA Margin	26.5%	26.5%	(0.0	p.p.)	(0.0	p.p.)	27.0%	26.6%	0.3	p.p.	0.3	p.p.
CapEx	434	415	4.4		15.4		209	223	(6.5)		2.4
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	415	502	(17.3)		(8.7)		224	233	(3.6)		5.3

Notes:

(1)	T. UK mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as “Handset revenues and others”; these criteria are applied across T. Group. For comparative purposes, mobile service revenues and handset revenues for 2016 are reported using the same criteria.
-	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	249.8	257.7	264.7	272.6	277.2	281.3	9.1
Internet and data accesses	21.5	22.3	23.1	23.7	24.0	24.7	10.4
Broadband	21.5	22.3	23.1	23.7	24.0	24.7	10.4
Mobile accesses	24,933.0	25,172.5	25,404.2	25,462.7	25,009.3	25,139.7	(0.1)
Prepay	9,640.1	9,745.8	9,778.0	9,701.4	9,375.4	9,427.4	(3.3)
Contract (2)	15,292.8	15,426.7	15,626.2	15,761.3	15,633.9	15,712.3	1.9
M2M	3,143.4	3,176.8	3,250.9	3,266.9	3,330.3	3,373.1	6.2
Total Accesses	25,204.2	25,452.6	25,692.0	25,759.0	25,310.5	25,445.6	(0.0)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	61.3%	61.3%	61.5%	61.9%	62.5%	62.5%	1.2	p.p.
Smartphones (‘000)	13,267.7	13,301.8	14,130.8	14,680.8	14,910.2	15,514.3	16.6
Smartphone penetration (%)	62.8%	62.4%	65.9%	68.4%	71.2%	73.8%	11.4	p.p.
LTE (‘000) (1)	9,460.3	10,783.4	11,530.3	12,092.4	12,438.0	12,592.0	16.8
LTE penetration (%)	43.4%	49.0%	52.0%	54.5%	57.4%	57.8%	8.8	p.p.
Mobile churn (quarterly)	2.0%	1.5%	1.8%	2.1%	2.2%	1.5%	0.0	p.p.
Contract (2)(3)	0.9%	0.8%	0.9%	1.0%	1.5%	1.0%	0.1	p.p.
Mobile churn (cumulative YTD)	2.0%	1.8%	1.8%	1.9%	2.2%	1.9%	0.1	p.p.
Contract (2)(3)	0.9%	0.9%	0.9%	0.9%	1.5%	1.2%	0.3	p.p.
Mobile ARPU (EUR)(cumulative YTD)	17.9	17.7	17.3	17.0	16.1	16.1	0.5
Prepay	7.8	7.7	7.5	7.5	7.3	7.1	1.3
Contract (2)(3)	30.1	29.9	29.3	28.8	26.6	27.0	(0.2)
Mobile data traffic (TB) (cumulative YTD)	49,648	105,368	170,977	244,957	79,926	173,446	64.6

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	giffgaff accesses included since 1 January 2017, and also given for comparative purposes since January 2016.
(2)	Excludes M2M.
(3)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the second quarter of 2017, Telefónica Brasil continued to show an acceleration in revenue growth that, coupled with a reduction in operating expenses for the sixth consecutive quarter, allowed to maintain solid growth in OIBDA and operating cash flow, in a context of expanding margins. This performance was achived in spite of the regulatory impacts (-45.6% in mobile interconnection rates, -17.7% in fixed-mobile retail, -35.3% in fixed local and -50.9% in fixed inter-urban, since 25 February 2017).

Mobile accesses increased by 1% y-o-y, highlighting growth in the contract segment (+10%), smartphones (+33%; 79% penetration, +19 p.p. y-o-y) and LTE (+90%; penetration of 42%, population coverage of 71%). Net contract additions rose to 858k accesses in the quarter (1,292k accesses in the half year), 2.3x higher than those reported in the same quarter of the previous year (381k accesses, 560k in the first half). Thus, the Company captured 59% of new contract accesses in the market in the second quarter, strengthening leadership in the segment (market share of 42.3% as of June, +0.3 p.p. vs. March 2017), despite greater competitive intensity in the market.

Retail broadband accesses (7.5m; +3% y-o-y) reported a significant improvement in the quarterly net additions (99k; 158k in the half year) as a consequence of the boost in FTTx accesses (record net additions of 139k accesses, 220k in the half year). Thus, FTTx and cable accesses increased 9% y-o-y to 4.4m connected (premises passed reached 17.7m in 204 cities as of June, 5 new ones in the half year). The pay TV strategy continued to focus on value (IPTV accesses +65% y-o-y) and thus ARPU increased 5.0% in the quarter.

Revenues in the second quarter (€3,028m) grew 1.8% y-o-y (+1.7% in the half year) despite the regulatory effects (impact of -1.8 p.p. in y-o-y change for the second quarter; -2.0 p.p. for January-June) and lower handset sales (-0.4 p.p. in y-o-y change for the quarter and for the half year).

Mobile service revenues (€1,776m in April-June) increased 4.8% y-o-y in the quarter (+5.0% in January-June) with an ARPU growth of 4.6% driven by data (+35.9%). The y-o-y trend in fixed revenues improved, decreasing 1.3% (-2.2% in the first quarter), mainly due to the strong broadband revenue growth (+7.3% in the quarter; +7.6% in January-June) and despite regulation and voice decline.

Operating expenses (€2,006m in the quarter) decreased y-o-y for yet another quarter (-0.2% in the quarter, -0.7% in January-June) thanks to efficiency measures and despite inflation. Supplies (€557m) decreased by 7.3% y-o-y in the quarter due to the reduction in termination rates and lower content expenses. Personnel expenses (€300m; +1.1% y-o-y in the quarter) reflected the impact of the annual collective agreement, which is almost offset by the headcount reduction (in the second quarter of 2016, a provision of €25m was recorded for this reason, without any impact on organic growth). Other operating expenses (€1,149m) grew 3.2% compared to April-June 2016, mainly due to greater commercial activity in value accesses.

Thus, OIBDA totalled €1,034m in the second quarter (+7.0% y-o-y; +7.2% in the half year) and OIBDA margin stood at 34.1% in the quarter and at 34.5% in the fist six months (+1.7 p.p. and +1.8 p.p. y-o-y respectively).

CapEx for January-June 2017 (€915m; -3.6% y-o-y) was primarily allocated to the expansion of the 4G and fibre networks. As a result, operating cash flow (OIBDA-CapEx) amounted to €1,223m in the first half (+17.0% compared to January-June 2016). In the first half of the year, synergies due to the purchase of GVT had a positive impact in operating cash flow of €286m (€833m in the last two years).

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	6,193	5,085	21.8		1.7		3,028	2,654	14.1		1.8
Mobile Business	3,781	3,037	24.5		4.0		1,850	1,589	16.4		3.8
Mobile service revenues	3,631	2,888	25.7		5.0		1,776	1,511	17.5		4.8
Data revenues	2,548	1,581	61.2		34.5		1,276	856	49.0		32.3
Handset revenues	151	148	1.6		(15.2)		74	78	(4.8)		(15.2)
Fixed Business	2,411	2,048	17.7		(1.7)		1,178	1,065	10.7		(1.3)
FBB and new services (1)	976	757	29.0		7.6		483	401	20.5		7.3
Pay TV	277	233	19.0		(0.7)		134	122	9.9		(1.9)
Voice & access revenues	1,159	1,059	9.4		(8.6)		562	543	3.6		(7.4)
Internal expenditure capitalized in fixed assets	74	52	42.9		19.3		37	27	36.3		21.3
Operating expenses	(4,109)	(3,475)	18.2		(0.7)		(2,006)	(1,819)	10.3		(0.2)
Supplies	(1,171)	(1,062)	10.2		(8.2)		(557)	(538)	3.6		(7.3)
Personnel expenses	(619)	(538)	15.1		0.7		(300)	(290)	3.6		1.1
Other operating expenses	(2,319)	(1,875)	23.7		3.2		(1,149)	(991)	15.9		3.2
Other net income (expense)	(16)	(19)	(15.4)		(29.4)		(22)	(21)	4.1		(14.2)
Gain (loss) on sale of fixed assets	(15)	1	c.s.		c.s.		(20)	(0)	n.m.		n.m.
Impairment of goodwill and other assets	11	(0)	c.s.		c.s.		17	(2)	c.s.		c.s.
Operating income before D&A (OIBDA)	2,138	1,643	30.1		7.2		1,034	838	23.3		7.0
OIBDA Margin	34.5%	32.3%	2.2	p.p.	1.8	p.p.	34.1%	31.6%	2.5	p.p.	1.7	p.p.
CapEx	915	792	15.5		(3.6)		518	444	16.6		2.7
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	1,223	851	43.7		17.0		515	394	30.9		11.6

Notes:

-	Since 1 April 2016, T. Brasil reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Brasil do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	97,283.7	97,121.4	97,276.6	97,204.2	97,331.7	97,679.1	0.6
Fixed telephony accesses (1)	14,945.4	14,742.1	14,629.9	14,338.4	14,242.0	14,167.6	(3.9)
Internet and data accesses	7,294.2	7,321.8	7,397.5	7,383.2	7,439.6	7,537.2	2.9
Broadband	7,229.2	7,263.5	7,325.3	7,311.0	7,369.5	7,468.6	2.8
FTTx/Cable	3,954.5	4,023.2	4,115.4	4,145.8	4,226.8	4,365.9	8.5
Mobile accesses	73,257.4	73,296.1	73,486.9	73,769.8	73,988.8	74,327.1	1.4
Prepay	42,011.5	41,669.4	40,995.6	40,387.2	40,171.5	39,652.1	(4.8)
Contract	31,245.8	31,626.7	32,491.3	33,382.6	33,817.3	34,675.0	9.6
M2M	4,390.0	4,590.3	4,770.4	5,005.1	5,271.5	5,590.8	21.8
Pay TV	1,786.7	1,761.4	1,762.2	1,712.7	1,661.3	1,647.2	(6.5)
Wholesale Accesses	21.0	20.7	18.7	17.9	17.5	17.0	(18.0)

Total Accesses T. Brasil	97,304.7	97,142.1	97,295.4	97,222.2	97,349.2	97,696.1	0.6

Terra Accesses	141.5	133.8	125.4	118.2	111.9	106.6	(20.4)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	42.7%	43.1%	44.2%	45.3%	45.7%	46.7%	3.5	p.p.
Smartphones (‘000)	40,327.0	39,670.8	49,573.1	50,008.2	50,647.3	52,687.8	32.8
Smartphone penetration (%)	61.0%	60.0%	74.8%	75.2%	76.0%	78.8%	18.8	p.p.
LTE (‘000)	12,498.3	15,115.2	18,295.7	22,240.9	25,422.1	28,645.5	89.5
LTE penetration (%)	18.1%	22.0%	26.6%	32.3%	37.0%	41.7%	19.7	p.p.
Mobile churn (quarterly)	3.3%	3.1%	3.4%	3.5%	3.3%	3.3%	0.2	p.p.
Contract (1)	1.8%	1.9%	1.8%	1.7%	1.6%	1.8%	(0.1	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.2%	3.3%	3.4%	3.3%	3.3%	0.1	p.p.
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.6%	1.7%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	6.1	6.4	6.8	7.1	8.2	8.0	4.5
Prepay	3.2	3.3	3.5	3.4	4.1	3.9	(2.5)
Contract (1)	11.5	12.1	12.9	12.9	15.4	15.1	4.1
Mobile data traffic (TB) (cumulative YTD)	79,146	164,803	265,603	379,541	129,160	286,854	74.1

Fixed telephony ARPU (EUR) (cumulative YTD)	11.3	11.7	12.2	12.3	13.7	13.3	(4.9)
Pay TV ARPU (EUR) (cumulative YTD)	20.6	21.6	23.0	23.8	28.2	27.5	5.7
Broadband ARPU (EUR) (cumulative YTD)	10.3	10.8	11.3	11.7	14.5	14.2	9.8
Fixed data traffic (TB) (cumulative YTD)	2,485,715	5,215,363	8,031,104	11,164,483	3,428,917	7,379,965	41.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(y-o-y changes in organic terms)

In the second quarter of the year, Telefónica Hispanoamérica recorded strong year-on-year growth in revenue, OIBDA and operating cash flow both in organic and reported terms, despite the change in the Venezuelan exchange rate to a synthetic conversion rate of 3.547 bolivars fuertes per US dollar.

Mobile accesses rose to 111.5m at June 2017 (-2% y-o-y), affected by a quarterly net loss of 1.1m accesses in the prepay segment. In the contract segment, accesses remained stable compared to June 2016, recording a net loss in the quarter of 141k accesses (-256k in the first half) with noteworthy solid net additions in countries such as Argentina, Mexico and Colombia, compensated by the competitive intensity in Peru and Chile. Moreover, the continuous improvement in the quality of the network resulted in an increase of 17% in smartphones (47% penetration, +8 p.p. y-o-y) and of 72% in LTE accesses (17% penetration, +8 p.p. y-o-y).

Additionally, retail broadband accesses (-2% y-o-y) reflected the results of the investment efforts in new networks (FTTx and cable) and the aim to increase speeds and bundling, with 1.4m accesses connected to FTTx and cable (+46% y-o-y; coverage of premises passed at 5.4M as of June). Additionally, pay TV accesses increased by 2% with net additions of 19k accesses in the quarter (42k in the first half).

Revenues in the second quarter (€3,134m) were up 15.5% y-o-y (+12.3% in January-June), posting robust acceleration (+9.2% in the first quarter), with a positive contribution from mobile service revenues (+18.2% y-o-y; +10.6% y-o-y in January-March) and fixed (+5.7%; +4.1% y-o-y in the first quarter). In reported terms, revenues increased by 5.9% (+6.7% in January-June).

Operating expenses in the quarter (€2,313m) increased by 14.1% y-o-y (+12.0% in the first half), mainly because of inflation, which was primarily reflected in higher personnel expenses (+24.9%; +22.7% in January-June) and other operating expenses (+19.5%; +16.6% in January-June). Supplies (+4.2% y-o-y; +2.8% in the first half) indicated higher interconnection costs in Peru and Argentina, which were offset by lower interconnection costs in Mexico, Colombia and Chile and lower commercial activity (focused on value).

OIBDA reached €892m in the quarter and accelerated its y-o-y growth up to 20.9% (+6.2% in the first quarter; +13.5% in the first half) with the notable positive contributions from Argentina, Mexico and Colombia. In reported terms, OIBDA increased 6.9% (+5.7% in the first six months of the year to €1,796m). Thus, OIBDA margin stood at 28.5% for the six-month period (+1.3 p.p. y-o-y) and 28.0% in the half year (+0.3 p.p. y-o-y).

CapEx amounted to €923m in January-June, decreasing by 6.2% y-o-y, and was mainly aimed at improving the network, with the deployment of 4G and fibre optic networks, as well as the simplification and digitalisation of processes and systems.

Thus, operating cash flow (OIBDA-CapEx) amounted to €873m in the first six months with a year-on-year growth of 43.2% (+28.2% in the reported terms).

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2017	2016	Reported		Organic		2017	2016	Reported		Organic
Revenues	6,419	6,014	6.7		12.3		3,134	2,961	5.9		15.5
Mobile Business	4,394	4,070	8.0		15.8		2,128	1,969	8.0		20.4
Mobile service revenues	3,841	3,637	5.6		14.3		1,844	1,760	4.8		18.2
Data revenues	2,109	1,796	17.4		28.8		1,038	876	18.5		34.7
Handset revenues	553	433	27.6		28.9		284	209	35.6		39.2
Fixed Business	2,025	1,944	4.2		4.9		1,007	991	1.5		5.7
FBB and new services revenues (1)	1,060	994	6.7		8.8		526	518	1.6		7.3
Pay TV revenues	335	293	14.2		12.0		166	149	11.0		13.4
Voice & access revenues	629	657	(4.2)		(4.3)		315	324	(3.0)		(0.6)
Internal expenditure capitalized in fixed assets	68	55	23.3		21.1		34	28	20.6		19.4
Operating expenses	(4,737)	(4,409)	7.4		12.0		(2,313)	(2,172)	6.5		14.1
Supplies	(1,878)	(1,813)	3.6		2.8		(920)	(897)	2.5		4.2
Personnel expenses	(832)	(745)	11.7		22.7		(397)	(365)	8.9		24.9
Other operating expenses	(2,027)	(1,851)	9.5		16.6		(996)	(911)	9.4		19.5
Other net income (expense)	32	39	(18.5)		(27.9)		23	18	25.8		12.0
Gain (loss) on sale of fixed assets	13	(0)	c.s.		c.s.		14	(1)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	1,796	1,700	5.7		13.5		892	834	6.9		20.9
OIBDA Margin	28.0%	28.3%	(0.3	p.p.)	0.3	p.p.	28.5%	28.2%	0.3	p.p.	1.3	p.p.
CapEx	923	1,018	(9.4)		(6.2)		493	557	(11.5)		(3.9)
Spectrum	4	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	873	682	28.2		43.2		399	277	44.0		71.8

Notes:

-	T. Hispanoamérica results reflects all the charges related to the towers transferred to Telxius (T. Perú since 1 April 2016 and T. Chile since 1 May 2016), which are now presented in Telxius (Other Companies & Eliminations). Likewise, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group.
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the T. Hispam do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.
-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2017 period Telefónica has adopted a synthetic exchange rate of 3,547 Venezuelan bolivars fuertes per dollar at June 2017 (please see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).
-	OIBDA before management and brand fees.
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	134,274.3	134,422.4	135,343.0	135,850.3	133,093.4	131,707.4	(2.0)
Fixed telephony accesses (1)	12,497.9	12,400.6	12,229.2	11,938.6	11,749.5	11,588.3	(6.6)
Internet and data accesses	5,706.8	5,772.1	5,791.0	5,707.9	5,693.9	5,687.3	(1.5)
Broadband	5,624.8	5,642.2	5,645.8	5,570.7	5,544.8	5,538.0	(1.8)
FTTx/Cable	835.4	923.8	946.2	1,109.1	1,279.9	1,351.9	46.3
Mobile accesses	113,218.7	113,344.0	114,399.7	115,284.5	112,707.5	111,470.8	(1.7)
Prepay	87,934.3	87,810.5	88,799.5	89,461.2	86,998.6	85,903.0	(2.2)
Contract (2)	25,284.4	25,533.6	25,600.2	25,823.3	25,709.0	25,567.8	0.1
M2M	2,315.1	2,354.3	2,532.4	2,561.3	2,627.4	2,709.0	15.1
Pay TV	2,850.9	2,905.6	2,923.1	2,919.2	2,942.5	2,961.0	1.9
Wholesale Accesses	28.2	27.5	81.8	66.5	65.5	64.5	134.0

Total Accesses T. Hispanoamerica	134,302.5	134,449.9	135,424.8	135,916.8	133,158.9	131,771.9	(2.0)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in México.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	22.3%	22.5%	22.4%	22.4%	22.8%	22.9%	0.4	p.p.
Smartphones (‘000)	41,448.0	43,082.8	45,031.3	46,134.0	50,408.4	50,456.8	17.1
Smartphone penetration (%)	37.8%	39.3%	40.7%	41.3%	46.3%	46.9%	7.6	p.p.
LTE (‘000)	9,859.6	11,023.3	12,998.2	15,493.4	17,041.5	18,968.5	72.1
LTE penetration (%)	8.9%	9.9%	11.9%	13.8%	15.5%	17.5%	7.5	p.p.

Telefónica Argentina

(y-o-y changes in organic terms)

In the second quarter of 2017, Telefónica Argentina reported an acceleration of y-o-y growth in revenue (+39.3%) and OIBDA (+79.0%), leading to an OIBDA margin expansion of 6.6 p.p. to 30,0%. This solid performance was based on the positive commercial results, price update, improved efficiency and a more favourable macroeconomic environment.

Thus, the Company’s focus on greater value accesses and the growth in prepay top-ups (+44.8% y-o-y) boosted the y-o-y growth of mobile and broadband ARPU in the quarter (+49.1% and +32.4% respectively).

In mobile accesses (stable y-o-y), higher value segment performance stood out: postpay (net additions of 84k accesses; +118k in the first half), with a positive net portability in the three months (+62k, +132% y-o-y); and the strong y-o-y increase in LTE accesses and smartphones (+91% and +6% y-o-y). In prepay, net additions continued to be affected by the disconnection of low value accesses (-374k in the quarter; -1.0m in the first half), though accesses with frequent top-ups increased by 6% y-o-y.

In retail broadband accesses, the focus on improving quality of the access base translated into a positive rate of FTTx access connections with net additions that reached 58k accesses (+99k accesses in the first half, coverage of 799k premises passed) and already accounted for 8% of the total broadband accesses one year after its launch.

Revenues in the second quarter rose to €918m, accelerating y-o-y growth to 39.3% (+36.4% in the half year) with better performance both in the mobile and fixed businesses.

Thus, mobile service revenues (€515m in the second quarter) accelerated their y-o-y growth (+47.3% in the second quarter, +45.2% in the fist six months), boosted by stronger performance in contract and prepay. Data revenues continued to be the main driver of growth following a 65.6% y-o-y increase due to higher data traffic (+78.5% y-o-y). Likewise, handset sales continued to show a solid increase (+63.7% in the quarter; +47.8% in the first half) with tactical promotions in an environment of a generalised reduction in subsidies.

Fixed business revenues (€327m in the second quarter) increased by 24.4% y-o-y in the quarter (+22.3% in the first half) with broadband ARPU growth driven by base quality improvements (average speed y-o-y growth of more than 50%) and the growth of FTTx accesses.

Operating expenses in the second quarter rose to €653m maintaining a similar y-o-y growth level to the previous quarter (+28.8% in the quarter and +27.5% in the first half). Y-o-y growth continued to be affected by inflation, mainly on personnel expenses and higher interconnection costs as a result of the rise in termination rates.

OIBDA (€275m in the second quarter of 2017) increased by 79.0% y-o-y (+71.4% in the first half) and the OIBDA margin stood at 30.0%, growing 6.6 p.p. y-o-y (28.2% in the first six months, +5.8 p.p. y-o-y).

CapEx totalled €297m in the first half (+1.4% y-o-y) dedicated to improving and expanding the 3G and 4G mobile networks, the deployment of the fibre network and improvements in copper network.

Thus, operating cash flow (OIBDA-CapEx) rose to €210m (€3m in the first half of 2016).

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2017	2016	% Chg		% Organic Chg		2017	2016	% Chg		% Organic Chg
Revenues	1,794	1,398	28.3		36.4		918	709	29.4		39.3
Mobile Business	1,164	851	36.8		45.5		591	426	38.6		49.2
Mobile service revenues	1,026	751	36.5		45.2		515	377	36.8		47.3
Data revenues	580	382	51.8		61.4		302	196	53.9		65.6
Handset revenues	138	99	39.0		47.8		75	50	52.3		63.7
Fixed Business	630	548	15.0		22.3		327	283	15.6		24.4
FBB and new services (1)	378	348	8.5		15.4		193	179	7.4		15.7
Voice & access revenues	252	200	26.3		34.3		135	104	29.8		39.6
OIBDA	506	314	61.2		71.4		275	165	66.7		79.0
OIBDA margin	28.2%	22.5%	5.8	p.p.	5.8	p.p.	30.0%	23.3%	6.7	p.p.	6.6	p.p.
CapEx	297	311	(4.6)		1.4		146	152	(3.8)		3.7
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	210	3	n.m.		n.m.		129	13	n.m.		n.m.

Notes:

-	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	26,430.8	26,242.8	26,755.4	27,096.0	26,370.4	25,981.8	(1.0)
Fixed telephony accesses (1)	4,599.7	4,550.5	4,503.3	4,447.7	4,374.3	4,314.5	(5.2)
Fixed wireless	276.0	256.2	243.5	237.2	233.3	227.7	(11.1)
Internet and data accesses	1,911.8	1,910.9	1,907.7	1,882.9	1,841.0	1,802.5	(5.7)
Broadband	1,880.6	1,878.5	1,875.6	1,851.5	1,800.5	1,762.6	(6.2)
FTTx	9.1	9.8	13.8	35.1	75.8	133.6	n.m.
Mobile accesses	19,919.2	19,781.5	20,344.4	20,765.4	20,155.1	19,864.8	0.4
Prepay	12,989.8	12,851.6	13,258.6	13,579.8	12,936.0	12,561.7	(2.3)
Contract	6,929.4	6,929.9	7,085.8	7,185.6	7,219.1	7,303.1	5.4
M2M	439.2	428.3	501.3	521.3	546.2	581.0	35.6
Wholesale Accesses	22.4	21.8	21.3	21.1	20.4	20.2	(7.5)

Total Accesses	26,453.2	26,264.7	26,776.7	27,117.1	26,390.8	26,002.0	(1.0)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	34.8%	35.0%	34.8%	34.6%	35.8%	36.8%	1.8	p.p.
Smartphones (‘000)	7,700.6	8,328.3	9,286.3	8,953.5	9,194.8	8,789.6	5.5
Smartphone penetration (%)	39.8%	43.4%	47.1%	44.5%	47.2%	45.9%	2.5	p.p.
LTE (‘000)	2,213.3	2,462.0	3,130.3	3,744.8	4,136.7	4,707.5	91.2
LTE penetration (%)	11.4%	12.7%	15.8%	18.5%	21.1%	24.4%	11.7	p.p.
Mobile churn (quarterly)	3.3%	3.1%	2.7%	2.7%	3.4%	3.1%	(0.1	p.p.)
Contract (1)	1.2%	1.4%	0.8%	1.3%	1.2%	1.2%	(0.2	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.2%	3.1%	3.0%	3.4%	3.2%	(0.0	p.p.)
Contract (1)	1.2%	1.3%	1.1%	1.1%	1.2%	1.2%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	6.5	6.6	6.6	7.1	8.6	8.7	45.6
Prepay	1.9	2.0	1.9	1.9	2.5	2.6	50.1
Contract (1)	16.2	16.2	16.1	15.7	21.0	21.0	42.8
Mobile data traffic (TB) (cumulative YTD)	23,517	51,940	87,337	126,846	42,378	92,707	78.5

Fixed telephony ARPU (EUR) (cumulative YTD)	6.6	7.1	9.2	8.5	8.6	9.5	49.0
Broadband ARPU (EUR) (cumulative YTD)	17.6	18.1	22.0	18.4	20.8	21.7	27.9
Fixed data traffic (TB) (cumulative YTD) (2)	203,887	449,311	723,644	1,011,610	296,597	636,815	41.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

Telefónica Chile

(y-o-y changes in organic terms)

In the second quarter of the year, Telefónica Chile maintained its competitive positioning, based on the quality of service in an environment of high competitive intensity, which affected the y-o-y comparison of revenues and OIBDA. The progressive deployment of high-speed networks in both the fixed and mobile businesses resulted in a strong increase in value accesses (pay TV, FTTx and LTE). Additionally, the quarterly results were affected by the reduction in MTRs (-23% since 25 January) and FTRs (-9% since 7 May 2016).

Mobile accesses stood at 8.9m and, while they decreased 3% y-o-y in an environment of elevated competitive intensity with high subsidy levels, their decline slowed once again (-5% at March) in light of lower net losses in prepay (-74k in the quarter; -375k in the same quarter in 2016), thanks to an ongoing improvement of the offering (“PrePlan” launched in the previous quarter) and timely promotions. Contract accesses remain relatively stable (+1% y-o-y), with a small net loss of 15k accesses (-10k in the first six months). On the other hand, smartphones increased 1% y-o-y and LTE accesses rose by 40% (up to 1.9m) with a population coverage that reached 81% (+2 p.p. y-o-y).

Retail fixed broadband accesses stood at 1.1m (+2% compared with June 2016) with net additions of 23k accesses in the quarter. FTTx accesses grew 18% y-o-y to 342k after once again reporting quarterly net additions of 13k accesses (+5k in the previous quarter); and coverage continued to increase steadily (1.2m premises passed; 29% connected). Additionally, pay TV accesses grew by 2% y-o-y to 670k, with net additions of 13k (net loss of 4k at March 2017).

Revenues amounted to €538m in the second quarter with a y-o-y decrease of 1.9% (-1.3% in the first half of the year), reflecting the competitive intensity, primarily in the mobile prepay segment and also the effect of the regulation, which had a negative impact of 0.9 p.p. on the y-o-y change in the quarter as well as in the first half.

Mobile service revenues (€268m) decreased 4.1% y-o-y (-3.6% in the first six months), mainly caused by a lower prepay base, lower ARPU (-1.1% in the quarter; +1.5% in the first half) and regulatory impact (-1.7 p.p. in April-June; -1.8 p.p. in January-June). On the other hand, handset revenues reported a 26.7% increase (+26.4% in the half year), reflecting the increased commercial activity in both segments. Fixed business revenues stood at €231m in the quarter (-3.0% y-o-y, -2.3% in the first six months of the year), despite the growth in pay TV revenues (+2.4% y-o-y; +1.5% in January-June) and broadband and new services revenues (+0.7% y-o-y; +3.1% in January-June) with a solid performance in the B2B segment.

Operating expenses amounted to €383m in April-June, practically stable y-o-y (+1.6% in the half year to €777m), despite greater commercial activity, due to simplification and efficiency measures.

OIBDA amounted to €165m in the quarter and decreased by 5.9% y-o-y (-10.0% in the first quarter). Thus, OIBDA margin stood at 30.6% in April-June (-1.3 p.p. y-o-y; 30.8% in January-June, -2.2 p.p.), improving compared with performance in the first quarter (-3.2 p.p.).

CapEx amounted to €180m in January-June (-23.4% y-o-y), primarily aimed at expanding the 4G network and improving the fixed network (FTTx coverage). Thus, operating cash flow (OIBDA-CapEx) stood at €159m and increased by 19.0% vs. the first half of 2016.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2017	2016	% Chg		% Organic Chg		2017	2016	% Chg		% Organic Chg
Revenues	1,099	1,035	6.2		(1.3)		538	523	2.7		(1.9)
Mobile Business	636	594	6.9		(0.6)		307	296	3.5		(1.0)
Mobile service revenues	555	535	3.7		(3.6)		268	267	0.3		(4.1)
Data revenues	284	263	8.0		0.3		137	133	3.1		(1.4)
Handset revenues	81	59	36.1		26.4		39	29	32.6		26.7
Fixed Business	463	440	5.2		(2.3)		231	227	1.7		(3.0)
FBB and new services (1)	225	203	11.0		3.1		113	107	5.6		0.7
Pay TV	123	113	9.3		1.5		62	58	7.4		2.4
Voice & access revenues	115	125	(7.8)		(14.4)		56	62	(10.2)		(14.2)
OIBDA	339	344	(1.4)		(8.0)		165	168	(1.8)		(5.9)
OIBDA margin	30.8%	33.2%	(2.4	p.p.)	(2.2	p.p.)	30.6%	32.0%	(1.4	p.p.)	(1.3	p.p.)
CapEx	180	218	(17.5)		(23.4)		93	102	(9.0)		(13.2)
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	159	126	26.7		19.0		72	66	9.4		5.5

Notes:

-	Since 1 May 2016, T. Chile reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations), and also, since 1 January 2016, T. Chile includes the results of the data center business which were before presented in Other Companies & Eliminations of T. Group
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Chile do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	12,741.5	12,481.1	12,430.0	12,301.3	12,210.5	12,142.9	(2.7)
Fixed telephony accesses (1)	1,459.0	1,438.4	1,422.8	1,406.5	1,380.5	1,365.1	(5.1)
Internet and data accesses	1,109.1	1,150.8	1,146.2	1,140.5	1,138.8	1,162.9	1.0
Broadband	1,098.4	1,093.3	1,096.7	1,090.3	1,088.1	1,111.6	1.7
FTTx	268.9	290.2	312.2	324.3	329.0	341.9	17.8
Mobile accesses	9,527.9	9,235.1	9,199.8	9,093.9	9,034.4	8,945.3	(3.1)
Prepay	6,524.9	6,150.1	6,070.5	5,956.0	5,891.1	5,817.3	(5.4)
Contract	3,002.9	3,085.0	3,129.2	3,137.9	3,143.3	3,128.0	1.4
M2M	331.2	354.8	378.0	369.4	377.8	387.0	9.1
Pay TV	645.6	656.8	661.3	660.5	656.8	669.7	2.0
Wholesale Accesses	5.2	5.1	5.1	5.1	5.3	5.2	2.4

Total Accesses	12,746.7	12,486.2	12,435.2	12,306.5	12,215.7	12,148.1	(2.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	31.5%	33.4%	34.0%	34.5%	34.8%	35.0%	1.6	p.p.
Smartphones (‘000)	2,957.2	2,864.1	2,883.2	2,902.4	2,962.3	2,894.6	1.1
Smartphone penetration (%)	32.9%	33.0%	33.5%	34.2%	35.3%	35.0%	2.0	p.p.
LTE (‘000)	1,179.6	1,340.9	1,583.4	1,743.7	1,837.2	1,879.7	40.2
LTE penetration (%)	12.8%	15.1%	17.9%	20.0%	21.2%	22.0%	6.9	p.p.
Mobile churn (quarterly)	3.6%	3.7%	3.2%	3.6%	3.3%	3.4%	(0.3	p.p.)
Contract (1)	2.0%	2.1%	2.2%	2.4%	2.4%	2.6%	0.4	p.p.
Mobile churn (cumulative YTD)	3.6%	3.7%	3.5%	3.6%	3.3%	3.3%	(0.4	p.p.)
Contract (1)	2.0%	2.1%	2.3%	2.4%	2.4%	2.5%	0.4	p.p.
Mobile ARPU (EUR)(cumulative YTD)	8.9	9.0	9.1	9.5	10.1	9.8	1.5
Prepay	3.0	3.0	2.9	2.6	2.9	2.8	(10.9)
Contract (1)	24.7	24.8	24.9	23.9	26.6	25.8	(2.6)
Mobile data traffic (TB) (cumulative YTD)	27,449	55,131	90,932	131,081	42,969	92,426	67.6

Fixed telephony ARPU (EUR) (cumulative YTD)	13.1	13.3	14.8	14.5	13.0	12.8	(10.1)
Pay TV ARPU (EUR) (cumulative YTD)	24.4	24.6	24.8	25.2	26.1	25.6	(3.5)
Broadband ARPU (EUR) (cumulative YTD)	16.2	16.6	18.0	17.5	18.8	18.1	0.3
Fixed data traffic (TB) (cumulative YTD)	321,246	665,841	1,050,624	1,490,584	434,322	970,592	45.8

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

Telefónica Perú

(y-o-y changes in organic terms)

The second quarter results of Telefónica Perú continue to be affected by higher competitive intensity, mainly in the mobile business, and were exacerbated by the natural disaster caused by the “El Niño” phenomenon. However, commercial activity in the fixed business remained positive during the quarter with signs of recovery in the mobile business and a continued focus on improving the quality of service (increased 4G coverage and high-speed network deployment).

Total accesses amounted to 19.9m as of June (-8% y-o-y). Mobile accesses amounted to 14.4m (-11% y-o-y). In contract, the net loss was 340k accesses in the quarter due to the competitive intensity. Moreover, in prepay (net loss of 32k in the quarter; -410k in the first half) positive signs started to be reflected in the commercial performance following the launch of “Pre-Plan” plans at the end of May, which resulted in a change in the direction of the top-up base trend (+1.6% since launch) and a decrease in churn in April-June (-0.1% y-o-y; -0.6% vs. the previous quarter). Smartphones maintained a strong growth (+70% y-o-y) and 4G accesses increased 35% with net additions of 135k, 6 times more than in the first quarter.

In the fixed business, there was significant growth in pay TV (+5% y-o-y up to 1.3m accesses) with net additions of 12k accesses in April-June leveraged on the exclusivity of the football offer. Retail broadband accesses amounted to 1.7m (+2% y-o-y) with quarterly net additions of 15k accesses and focus on the deployment of the FTTx and cable network, reaching a coverage of 3.0m premises passed (+38% y-o-y) and 822k homes connected as of June (+32% y-o-y).

Revenues amounted to €578m in April-June (-10.6% y-o-y; -9.5% in January-June).

Mobile service revenues in the quarter (€275m) declined by 12.0% y-o-y (-14.6% in the first quarter), reflecting the decrease in the customer base, though there was a stabilization in the y-o-y ARPU decrease in the quarter (-3.1%; -5.7% in the previous quarter) after the launch of the new plans mentioned above. Handset revenues decreased by 4.9% y-o-y in April-June (+1.4% in January-June).

Fixed business revenues in April-June (€266m) decreased by 9.9% y-o-y (-6.9% in the semester), affected by lower voice revenues (-26.8%) and the seasonal effect of IT projects. On the other hand, pay TV revenues grew 8.1% y-o-y, due to the increase in both accesses and ARPU (+3.3% y-o-y).

Operating expenses rose to €460m in the quarter (+2.9% y-o-y, stable in the first half), mainly on higher content costs, due to the growth in pay TV, and higher interconnection expenses. The y-o-y performance in the quarter is affected by other factors such as the negative impact related to the “El Niño” phenomenon.

Thus, OIBDA amounted to €137m in the second quarter with a 34.3% decrease compared with the previous year (-28.3% in the first half), impacted by the effect of the reversal of a canon expense provision (second quarter 2016). OIBDA margin stood at 23.8% (-8.6 p.p. y-o-y, -6.5 p.p. in January-June).

CapEx (€156m in January-June; -1.0% y-o-y) was aimed at expanding the UBB and 4G infrastructure in order to grow in new areas and provide higher speeds.

Operating cash flow (OIBDA-CapEx) amounted to €137m as of June 2017 (-45.2% y-o-y).

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2017	2016	% Chg		% Organic Chg		2017	2016	% Chg		% Organic Chg
Revenues	1,199	1,245	(3.7)		(9.5)		578	620	(6.8)		(10.6)
Mobile Business	647	689	(6.0)		(11.7)		313	338	(7.4)		(11.2)
Mobile service revenues (1)	565	612	(7.7)		(13.3)		275	299	(8.2)		(12.0)
Data revenues	319	325	(1.8)		(7.8)		146	164	(11.3)		(14.8)
Handset revenues	83	77	7.9		1.4		38	38	(1.0)		(4.9)
Fixed Business	551	556	(0.9)		(6.9)		266	283	(6.1)		(9.9)
FBB and new services (2)	278	278	(0.1)		(6.1)		134	145	(7.2)		(11.0)
Pay TV	161	140	15.3		8.3		80	71	12.9		8.1
Voice & access revenues	112	138	(18.8)		(23.7)		51	67	(23.8)		(26.8)
OIBDA	294	390	(24.6)		(28.3)		137	202	(32.1)		(34.3)
OIBDA margin	24.5%	31.3%	(6.8	p.p.)	(6.5	p.p.)	23.8%	32.6%	(8.9	p.p.)	(8.6	p.p.)
CapEx	156	149	5.1		(1.0)		103	94	9.1		3.4
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	137	241	(43.0)		(45.2)		35	108	(67.8)		(67.2)

Notes:

-	Since 1 April 2016, T. Perú reflects all the charges related to the towers transferred to Telxius, which are now presented in Telxius (Other Companies & Eliminations)
-	Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of T. Perú do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016.
-	Since 1 January 2016 Mobile Revenues and Fixed revenues have been revised due to different allocation criteria. This change does not affect total revenue figure reported for 2016.
-	Also since 1 January 2016 Mobile Data Revenues have been revised due to different allocation criteria between Mobile Data revenues and Other Mobile Service revenues. This change does not affect total Mobile Service Revenue figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes fixed wireless revenues.
(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	2,452.1	2,491.0	2,486.8	2,445.1	2,455.0	2,458.2	(1.3)
Fixed wireless	127.7	117.6	95.5	72.3	84.6	84.9	(27.8)
Internet and data accesses	1,663.9	1,685.0	1,696.5	1,691.1	1,707.3	1,722.1	2.2
Broadband	1,639.2	1,660.3	1,666.8	1,660.9	1,676.8	1,691.9	1.9
FTTx/Cable	557.0	623.7	620.1	722.7	841.7	821.7	31.7
Mobile accesses	16,445.4	16,211.9	15,954.2	15,498.5	14,810.6	14,438.8	(10.9)
Prepay	10,530.0	10,228.5	10,214.7	9,807.8	9,429.8	9,397.5	(8.1)
Contract	5,915.5	5,983.4	5,739.5	5,690.7	5,380.9	5,041.3	(15.7)
M2M	81.7	79.7	90.1	85.1	82.9	82.1	2.9
Pay TV	1,229.6	1,250.3	1,261.3	1,275.1	1,297.4	1,309.3	4.7

Total Accesses	21,791.0	21,638.3	21,398.8	20,909.8	20,270.3	19,928.4	(7.9)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	36.0%	36.9%	36.0%	36.7%	36.3%	34.9%	(2.0	p.p.)
Smartphones (‘000)	4,652.9	4,867.0	4,951.9	4,900.5	8,130.0	8,283.6	70.2
Smartphone penetration (%)	28.6%	30.3%	31.4%	32.0%	55.5%	58.0%	27.7	p.p.
LTE (‘000)	1,464.1	1,851.4	2,095.7	2,348.3	2,370.0	2,505.4	35.3
LTE penetration (%)	8.9%	11.5%	13.2%	15.2%	16.1%	17.5%	6.0	p.p.
Mobile churn (quarterly)	4.8%	5.0%	5.2%	5.4%	5.3%	5.1%	0.1	p.p.
Contract (1)	2.5%	2.6%	3.5%	3.1%	2.7%	3.1%	0.4	p.p.
Mobile churn (cumulative YTD)	4.8%	4.9%	5.0%	5.1%	5.3%	5.2%	0.3	p.p.
Contract (1)	2.5%	2.6%	3.1%	3.3%	2.7%	2.9%	0.3	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.2	6.1	6.3	6.3	6.3	(3.1)
Prepay	2.8	3.0	2.5	2.5	2.1	2.0	(24.7)
Contract (1)	12.0	11.8	12.5	11.3	13.7	13.8	3.9
Mobile data traffic (TB) (cumulative YTD)	11,451	23,486	39,758	77,864	37,157	84,961	261.8

Fixed telephony ARPU (EUR) (cumulative YTD)	9.4	9.1	7.6	8.3	7.5	7.0	(13.5)
Pay TV ARPU (EUR) (cumulative YTD)	16.6	16.3	17.6	17.8	19.4	19.1	3.3
Broadband ARPU (EUR) (cumulative YTD)	16.4	16.2	19.3	15.9	15.6	15.1	(12.6)
Fixed data traffic (TB) (cumulative YTD)	407,019	809,376	1,317,625	1,968,734	692,053	1,378,078	70.3

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

Telefónica Colombia

(y-o-y changes in organic terms)

In the second quarter of the year, Telefónica Colombia consolidated the positive trend of the recent quarters with a strong y-o-y growth in both OIBDA (+9.7%) and operating cash flow (+27.5% in the first half), leveraged on a meaningful expansion of margins in an environment of greater competitive rationality.

Thus, total accesses rose to 16.6m at June (+3% y-o-y).

Mobile accesses stood at 13.8m (+4% y-o-y) posting net additions of 166k accesses in the quarter, with a sound performance both in contract accesses (+5% y-o-y), with net additions of 43k accesses in the quarter, and prepay (+4%; net additions of 122k accesses) due to the “Todo en Uno” offer and the new “Prepagada” offer, which had a positive impact in the sequential churn performance (-1.1 p.p.). On the other hand, the strong y-o-y growth trend in smartphones (+21%) and LTE accesses (+92%) was maintained.

In the fixed business the bundling strategy continued to be successfully executed, leveraged on pay TV (529k accesses, +2% y-o-y) with net additions of 4k accesses in the quarter. Retail broadband accesses totalled 969k (-3% y-o-y), with focus on increasing speeds through the deployment of the FTTx network (21k connected homes in the quarter; 441k premises passed at June), highlighting the FTTH launch in five cities with speeds of up to 100 Mbps.

Revenues totalled €368m (+0.8% in the quarter; +2.6% in January-June), with a slowdown in y-o-y growth, mainly due to the impact of IT projects in the second quarter of 2016 in the fixed business. Moreover, the recent increase in VAT slightly slowed consumption levels, and regulatory measures (end of the asymmetry in mobile termination and the new regulation of MVNOs and national roaming tariffs, from February in both cases) had an effect of -2.4 p.p. in the y-o-y change (-2.1 p.p. in the semester).

Mobile service revenues (€194m) maintained a positive y-o-y growth (+2.8%; +3.4% in the half year) as a result of solid commercial performance, a better customer mix towards contract and strong growth in data revenues (+40.1% y-o-y). Furthermore, there was a significant growth in handset revenues in the quarter (+16.7% y-o-y) in an environment characterised by the lower level of subsidies.

Fixed business revenues in the second quarter (€138m) decreased by 4.9% (+0.7% in the first quarter) due to the positive effect of IT revenues in the second quarter of 2016 mentioned above, and despite continuing to be driven by pay TV revenues (+16.0% y-o-y) and broadband revenues (+14.5%), with ARPU growing by 11.9% and 20.4% y-o-y respectively due to the management of the customer base towards higher value plans.

Operating expenses totalled €252m in April-June and declined by 3.1% y-o-y (+0.1% in January-June) given the decrease in subsidies, the reduction in tariffs after the end of the asymmetry and the higher expenses associated with IT projects in the second quarter of 2016.

Therefore, OIBDA in the second quarter (€124m) increased by 9.7% y-o-y (+7.3% in January-June), while OIBDA margin expanded y-o-y by 2.7 p.p. to reach 33.7% (+1.5 p.p. to 33.6% in the first half).

CapEx (€116m in January-June; -9.7% y-o-y) included the licence renewal related to the TV services, the continuous improvement of the fixed broadband network and other projects such as the FTTH network launch and deployment.

Hence, operating cash flow (OIBDA-CapEx) totalled €138m in the first half of 2017, with strong y-o-y growth of 27.5%.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2017	2016	% Chg		% Organic Chg		2017	2016	% Chg		% Organic Chg
Revenues	756	670	12.8		2.6		368	347	6.0		0.8
Mobile Business	472	406	16.2		5.7		230	209	9.9		4.7
Mobile service revenues	400	352	13.7		3.4		194	180	7.9		2.8
Data revenues	221	144	53.8		39.9		112	76	47.6		40.1
Handset revenues	72	55	32.2		20.3		36	29	22.7		16.7
Fixed Business	284	264	7.5		(2.2)		138	138	(0.1)		(4.9)
FBB and new services (1)	143	139	3.1		(6.2)		70	74	(5.5)		(10.1)
Pay TV	45	35	28.1		16.6		22	18	21.9		16.0
Voice & access revenues	95	90	6.0		(3.6)		46	46	(0.0)		(4.7)
OIBDA	254	215	17.8		7.3		124	108	15.1		9.7
OIBDA margin	33.6%	32.1%	1.4	p.p.	1.5	p.p.	33.7%	31.0%	2.7	p.p.	2.7	p.p.
CapEx	116	117	(0.8)		(9.7)		56	83	(32.5)		(36.8)
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	138	99	39.7		27.5		68	25	175.5		179.8

Notes:

-	Since 1 January 2016 Mobile data revenues have been revised due to different allocation criteria between Mobile data revenues and Other Mobile service revenues. This change does not affect total Mobile service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Final Clients Accesses	15,977.2	16,161.0	16,503.1	16,573.4	16,471.3	16,610.7	2.8
Fixed telephony accesses (1)	1,414.2	1,402.7	1,389.4	1,353.4	1,352.7	1,330.6	(5.1)
Internet and data accesses	1,008.4	1,011.6	1,025.1	977.2	990.0	982.3	(2.9)
Broadband	999.9	1,003.2	1,003.2	964.1	976.8	969.1	(3.4)
FTTx	—	—	—	27.1	33.4	54.6	—
Mobile accesses	13,057.2	13,226.3	13,556.9	13,725.3	13,603.0	13,768.6	4.1
Prepay	9,625.1	9,730.2	10,019.0	10,136.8	9,974.3	10,096.8	3.8
Contract	3,432.1	3,496.1	3,537.9	3,588.5	3,628.6	3,671.8	5.0
M2M	471.0	464.3	481.3	478.7	474.8	463.7	(0.1)
Pay TV	497.4	520.4	531.7	517.5	525.6	529.3	1.7
Wholesale Accesses	0.6	0.6	0.6	0.5	0.5	0.5	(16.7)

Total Accesses	15,977.8	16,161.6	16,503.7	16,573.9	16,471.8	16,611.2	2.8

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	26.3%	26.4%	26.1%	26.1%	26.7%	26.7%	0.3	p.p.
Smartphones (‘000)	4,391.3	4,516.1	4,744.8	5,043.4	5,324.1	5,477.0	21.3
Smartphone penetration (%)	35.5%	36.0%	36.8%	38.6%	41.1%	41.7%	5.7	p.p.
LTE (‘000)	1,375.6	1,667.1	1,943.0	2,340.6	2,682.5	3,193.6	91.6
LTE penetration (%)	10.9%	13.1%	14.9%	17.7%	20.4%	24.0%	10.9	p.p.
Mobile churn (quarterly)	3.2%	3.2%	2.9%	3.5%	4.2%	3.4%	0.2	p.p.
Contract (1)	1.8%	1.7%	1.7%	1.6%	1.5%	1.6%	(0.2	p.p.)
Mobile churn (cumulative YTD)	3.2%	3.2%	3.1%	3.2%	4.2%	3.8%	0.6	p.p.
Contract (1)	1.8%	1.8%	1.6%	1.5%	1.5%	1.5%	(0.3	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	4.2	4.3	4.3	4.4	4.7	4.6	0.7
Prepay	1.1	1.2	1.1	1.0	1.2	1.2	0.5
Contract (1)	14.6	14.8	15.0	14.2	16.4	15.9	(1.0)
Mobile data traffic (TB) (cumulative YTD)	14,077	29,400	46,343	66,085	22,498	48,002	63.3

Fixed telephony ARPU (EUR) (cumulative YTD)	9.8	10.1	10.7	10.7	11.1	10.8	(1.4)
Pay TV ARPU (EUR) (cumulative YTD)	11.0	11.3	11.9	12.2	14.3	14.1	11.4
Broadband ARPU (EUR) (cumulative YTD)	8.2	8.5	10.3	9.2	11.0	11.1	18.7
Fixed data traffic (TB) (cumulative YTD)(2)	70,654	149,797	234,125	319,800	89,505	192,552	28.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

Telefónica México

(y-o-y changes in organic terms)

In the second quarter, Telefónica Mexico’s results showed a greater rationality in the competitive environment and a significant improvement in the performance of its main financial metrics, returning to y-o-y growth in both revenues and OIBDA.

Mobile accesses stood at 25.3m (-3% y-o-y), increasing the quality of the base with a greater weight of contract accesses (8%, +1 p.p. y-o-y), smartphones (48%, +3 p.p.) and LTE (16%, +7 p.p.). Thus, quarterly contract net additions increased to 62k accesses (143k accesses in the half year) with a 43% y-o-y increase in gross additions and a 1.0 p.p reduction in churn. On the other hand, in prepay, there was a loss of 442k accesses (-1.4m in the half year) as a result of the reduction in low-value accesses.

Mobile ARPU showed a significant improvement in its y-o-y trend decreasing by 2.5% (-22.3% in the first quarter of 2017 and -30.1% in the fourth quarter of 2016) and improved sequentially as a result of the higher average revenue per minute in prepay and in contract.

Revenues (€356m) returned to growth in the quarter (+5.4% y-o-y; -6.4% in the half year) thanks to the improvement in service revenues (-3.0%; -11.8% in the half year), with better performance in outgoing revenues (increased sequentially for the first time in the last 5 quarters), as well as handset sales (+85.8% in the quarter; +36.5% in the half year) due to the strong growth of contract gross additions and the greater weight of the high value range.

Operating expenses stood at €292m in the quarter increasing 3.3% y-o-y, reversing the y-o-y trend vs. the previous quarter (-5.3% y-o-y in January-June) due to higher commercial expenses, which returned to growth on the back of increased activity in the higher-value segment, and lower decrease in interconnection expenses.

Thus, OIBDA stood at €81m increasing 22.8% y-o-y in the quarter (-11.6% in the half year) as a result of the improvement in service revenues and the positive impact of capital gains generated by fibre optic sales in the quarter, which formed part of the asset optimisation strategy (impact of €12m). Thus, OIBDA margin stood at 22.8% with a y-o-y increase of 3.2 p.p. (21.7% in the half year, -1.3 p.p. y-o-y).

CapEx amounted to €79m in the first half of the year with an 18.5% y-o-y decrease, primarily aimed at the deployment and improvement in mobile networks.

Overall, operating cash flow (OIBDA-CapEx) reached €67m in January-June (-2.9% y-o-y).

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2017	2016	% Chg		% Organic Chg		2017	2016	% Chg		% Organic Chg
Revenues	670	746	(10.2)		(6.4)		356	337	5.6		5.4
Service revenues	561	663	(15.4)		(11.8)		294	303	(3.0)		(3.0)
Data revenues	270	300	(10.0)		(6.3)		159	133	19.5		20.7
Handset revenues	109	83	31.0		36.5		62	33	84.6		85.8
OIBDA	146	168	(13.3)		(11.6)		81	62	31.4		22.8
OIBDA margin	21.7%	22.5%	(0.8	p.p.)	(1.3	p.p.)	22.8%	18.4%	4.5	p.p.	3.2	p.p.
CapEx	79	96	(18.0)		(18.5)		35	54	(35.3)		(35.7)
Spectrum	4	—	—		—		0	—	—		—
OpCF (OIBDA-CapEx)	67	72	(7.0)		(2.9)		46	8	n.m.		n.m.

Note:

-	Since 1 January 2016 Data Revenues have been revised due to different allocation criteria between Data revenues and other service revenues. This change does not affect total Service revenues figure reported for 2016.
-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Mobile accesses	25,655.4	25,928.8	25,937.5	26,557.2	25,657.9	25,277.7	(2.5)
Prepay	23,803.2	24,069.1	24,081.0	24,620.1	23,639.3	23,197.6	(3.6)
Contract (1)	1,852.2	1,859.7	1,856.5	1,937.2	2,018.6	2,080.1	11.9
M2M	602.6	629.2	658.3	668.4	710.1	744.0	18.2
Fixed Wireless	1,296.9	1,252.9	1,176.8	1,057.4	974.4	924.2	(26.2)
Wholesale Accesses (1)	—	—	54.8	39.8	39.2	38.5	—

Total Accesses	26,952.3	27,181.7	27,169.1	27,654.4	26,671.5	26,240.4	(3.5)

(1)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2016				2017
	March	June	September	December	March	June	% Chg
Contract percentage (%)	7.2%	7.2%	7.2%	7.3%	7.9%	8.2%	1.0	p.p.
Smartphones (‘000)	10,916.0	11,489.4	11,569.6	11,961.4	11,865.9	11,789.9	2.6
Smartphone penetration (%)	43.8%	45.6%	45.8%	46.3%	47.6%	48.1%	2.5	p.p.
LTE (‘000)	2,154.7	2,477.9	2,776.6	3,312.1	3,658.0	4,035.0	62.8
LTE penetration (%)	8.6%	9.8%	11.0%	12.8%	14.7%	16.4%	6.6	p.p.
Mobile churn (quarterly)	3.5%	3.3%	3.6%	3.7%	4.8%	3.9%	0.6	p.p.
Contract (1)	1.7%	2.9%	1.7%	1.9%	2.1%	1.9%	(1.0	p.p.)
Mobile churn (cumulative YTD)	3.5%	3.4%	3.5%	3.6%	4.8%	4.4%	0.9	p.p.
Contract (1)	1.7%	2.4%	1.7%	1.4%	2.1%	1.7%	(0.7	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	3.8	3.5	3.3	3.3	2.7	2.9	(11.9)
Prepay	3.3	3.0	2.8	2.1	2.3	2.4	(14.3)
Contract (1)	14.6	14.2	14.2	12.8	12.1	12.4	(11.5)
Mobile data traffic (TB) (cumulative YTD)	17,192	37,369	60,088	86,315	30,861	69,939	87.2

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % Change in local currency.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

Other Hispam countries

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2017	2016	% Var	% Organic Chg	2017	2016	% Var	% Organic Chg
Revenues	912	931	(2.0)	41.0	381	428	(11.1)	51.5
Telefónica Venezuela	66	98	(33.0)	n.m.	(32)	21	c.s.	n.m.
Telefónica Central America	450	447	0.6	(0.8)	216	220	(1.8)	(2.5)
Telefónica Ecuador	273	280	(2.5)	(5.5)	137	135	1.4	(1.3)
Telefónica Uruguay	124	106	17.0	2.7	60	52	14.7	1.3

Service revenues	843	871	(3.2)	41.6	347	399	(13.1)	52.5
Telefónica Venezuela	64	96	(33.1)	275.6	(31)	21	c.s.	410.2
Telefónica Central America	419	419	0.0	(1.3)	200	205	(2.7)	(3.4)
Telefónica Ecuador	244	258	(5.3)	(8.2)	122	124	(2.2)	(4.7)
Telefónica Uruguay	116	99	17.3	2.9	56	48	16.2	2.5

OIBDA	258	256	0.5	58.9	109	117	(6.5)	87.9
Telefónica Venezuela	20	26	(21.5)	n.m.	(2)	4	c.s.	n.m.
Telefónica Central America	114	110	3.3	5.0	51	57	(10.9)	(5.7)
Telefónica Ecuador	80	83	(3.9)	(6.8)	39	38	2.2	(0.6)
Telefónica Uruguay	43	37	17.2	3.3	21	17	18.7	5.3

CapEx	95	128	(25.4)	9.1	60	71	(16.0)	37.2
Telefónica Venezuela	7	22	(68.8)	84.8	4	13	(71.6)	114.3
Telefónica Central America	50	67	(24.8)	(26.3)	30	35	(13.8)	(15.3)
Telefónica Ecuador	26	30	(14.1)	(16.7)	19	18	4.1	0.8
Telefónica Uruguay	13	9	42.2	24.8	8	6	34.3	18.3

Spectrum	—	—	—	—	—	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Telefónica Central America	—	—	—	—	—	—	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	162	128	26.2	114.6	49	45	8.6	191.8
Telefónica Venezuela	13	3	n.m.	n.m.	(5)	(9)	(42.8)	c.s.
Telefónica Central America	64	44	45.9	52.3	21	22	(6.3)	9.2
Telefónica Ecuador	54	53	1.9	(1.1)	20	20	0.4	(1.9)
Telefónica Uruguay	31	28	9.4	(3.4)	13	12	11.0	(1.1)

-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2017 period Telefónica has adopted a synthetic exchange rate of 3,547 Venezuelan bolivars fuertes per dollar at June 2017 (please see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).
-	OIBDA is presented before management and brand fees.
-	2016 and 2017 reported figures include the hyperinflationary adjustments in Venezuela in both years.
-	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES

Unaudited figures (Thousands)

	2016				2017
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	1,276.1	1,263.7	1,250.3	1,229.8	1,212.6	1,195.8	(5.4)
Internet and data accesses	13.7	13.7	13.0	13.3	16.9	17.6	28.3
Broadband	6.7	6.9	2.8	3.0	2.6	2.7	(60.2)
Mobile accesses	28,613.6	28,960.4	29,407.0	29,644.2	29,446.6	29,175.6	0.7
Prepay	24,461.3	24,780.9	25,155.7	25,360.7	25,128.1	24,832.2	0.2
Contract	4,152.2	4,179.5	4,251.4	4,283.5	4,318.5	4,343.5	3.9
M2M	389.6	397.9	423.5	438.6	435.5	451.2	13.4
Pay TV	478.2	478.1	468.7	466.1	462.6	452.7	(5.3)

Total Accesses	30,381.6	30,715.9	31,139.0	31,353.4	31,138.7	30,841.7	0.4

(1)	Includes fixed wireless and VoIP accesses.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U (1)	100.0
Telefónica Digital	100.0
Mediaset Premium (2)	—
China Unicom (3)	0.8
BBVA	0.7
Prisa (4)	13.1

(1)	On February 10, 2017, Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. The closing is subject to obtaining the corresponding regulatory approvals.
(2)	As of 19 June 2017, Telefónica S.A. sold 11.1% of the share capital of Mediaset Premium. As a result, Telefónica no longer maintains a stake in the Company.
(3)	As of 24 May 2017, Telefónica S.A. sold 0.2% of the share capital of China Unicom.
(4)	As of February 19, 2016, stake communicated to CNMV.

Changes to the Perimeter

During the first six months of 2017, the following changes have been made to the perimeter of consolidation:

•	On 13 March 2017, Telefónica increased its shareholding in Telefónica Deutschland Holding AG from 63.2% to 69.2% through a share swap agreement with KPN. Telefónica delivered 72.0m of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5m shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.

•	Additionally, on 20 February 2017, Telefónica reached an agreement for the sale to Taurus Bidco S.à.r.l. of up to 40% of the capital stock of Telxius for €1,275m (€12.75 per share). The closing is subject to obtaining the corresponding regulatory approvals. After the transaction Telefónica will maintain control over Telxius.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income or cash flow from operating activities.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 30th June, 2017 (see particularly Note 3 and Note 5 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is deducted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of June 2017 can be found on page 12 of this document and on the financial information contained on

“https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”. Net financial debt is also defined on the financial information published by the Group as of 30th June 2017 (see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”.

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/proceeds on investments/divestments of property, plant and equipment and intangible assets (excluding cash received from the sale of real state), adding the cash received form government grants and deducting dividends paid to minority interests. The impact of the cancellation of commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments for the principal of the debt incurred with those employees.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, Free cash flow as calculated by us should not be considered as a substitute for the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”. Free cash flow is also defined in the financial information published by the Group as of 30th June 2017 (see Note 3 of the Condensed Consolidated Interim Financial Statements for the six-month period ended June 30, 2017).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

•	They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•	Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2017/2016 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2016, excludes the impact of hyperinflation adjustment in Venezuela in both years.

•	Considers a constant perimeter of consolidation.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”.

The Management Report contained in the Consolidated Financial Statements for the six-month period ended June 30, 2017 of Telefónica Group also include the description of the adjustments for the calculation of the organic results

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•	They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•	The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2017/2016 is defined as the reported variation as adjusted by the following factors:

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/138879215/rdos17t2-data.zip”.

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2017 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.com

www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 27, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer for Telefonica, S.A.